Brookfield

Brookfield Renewable Partners L.P.

2019 ANNUAL REPORT

Our Operations
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 19,000 MW of capacity and annualized LTA generation of approximately 56,700 GWh, in addition to a development pipeline of approximately 13,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2019:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States	30	136	2,885	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,246	17,159	3,784
Colombia	6	6	2,732	14,485	3,703
Brazil	27	44	946	4,924	—
	82	219	7,924	36,568	7,487
Wind
North America
United States	—	26	1,888	6,898	—
Canada	—	4	482	1,437	—
	—	30	2,370	8,335	—
Europe	—	44	1,056	2,436	—
Brazil	—	19	552	1,901	—
Asia	—	9	660	1,650	—
	—	102	4,638	14,322	—
Solar
Utility(2)	—	90	2,258	4,691	—
Distributed generation	—	4,844	775	1,085	—
	—	4,934	3,033	5,776	—
Storage(3)	2	4	2,698	—	5,220
Other(4)	—	15	590	—	—
	84	5,274	18,883	56,666	12,707

(1)
LTA is calculated based on our portfolio as at December 31, 2019, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes seven solar facilities (91 MW) in South Africa and Asia that have been presented as Assets held for sale.

(3)	Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)
Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW) and nine fuel cell facilities in North America (10 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2019 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,316	3,612	3,535	4,022	14,485
Brazil	1,215	1,228	1,241	1,240	4,924
	9,163	9,822	8,177	9,406	36,568
Wind
North America
United States	1,906	1,833	1,352	1,807	6,898
Canada	400	345	273	419	1,437
	2,306	2,178	1,625	2,226	8,335
Europe	743	554	493	646	2,436
Brazil	361	423	627	490	1,901
Asia	368	440	454	388	1,650
	3,778	3,595	3,199	3,750	14,322
Solar
Utility(2)	922	1,411	1,485	873	4,691
Distributed generation	218	344	330	193	1,085
	1,140	1,755	1,815	1,066	5,776
Total	14,081	15,172	13,191	14,222	56,666

(1)
LTA is calculated based on our portfolio as at December 31, 2019, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes seven solar facilities (91 MW) in South Africa and Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2019 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,223	2,364	1,469	1,953	8,009
Canada	1,007	1,219	974	959	4,159
	3,230	3,583	2,443	2,912	12,168
Colombia	798	869	853	969	3,489
Brazil	988	998	1,009	1,009	4,004
	5,016	5,450	4,305	4,890	19,661
Wind
North America
United States	606	626	453	569	2,254
Canada	346	307	248	365	1,266
	952	933	701	934	3,520
Europe	246	183	163	216	808
Brazil	119	141	215	172	647
Asia	105	126	129	112	472
	1,422	1,383	1,208	1,434	5,447
Solar
Utility(2)	198	304	315	186	1,003
Distributed generation	64	102	97	57	320
	262	406	412	243	1,323
Total	6,700	7,239	5,925	6,567	26,431

(1)
LTA is calculated based on our portfolio as at December 31, 2019, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes seven solar facilities (91 MW) in South Africa and Asia that have been presented as Assets held for sale.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Annual Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report and in other filing with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada - see "PART 10 - Cautionary Statements". We make use of non-IFRS measures in this Annual Report - see "Part 10 - Cautionary Statements". This Annual Report, our Form 20-F and additional information filed with the SEC and with Securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders

2019 was another positive year for the business. We achieved strong performance throughout our operations, increased margins within recently acquired businesses, and deployed capital in line with our targets. More importantly, our growth over the past twenty years has enabled us to establish ourselves as one of the largest renewable power investors and operators globally. This is backed by a multi-decade track record of generating strong returns across hydro, wind, solar and storage assets. Accordingly, we are very well positioned to participate in the decarbonization of global electricity grids that will occur over the next 25 to 50 years.
Our capabilities provide communities, governments and the private sector around the world the ability to accelerate the transition to a greener future. Today, our capacity is approximately 19,000 megawatts of electricity from renewable resources. This production avoids approximately 27 million tons of carbon dioxide emissions annually. With our development pipeline, we would create enough carbon free power to displace an additional 17 million metric tons of carbon dioxide per year. To put this into perspective, just from our existing fleet today, we displace all of the carbon dioxide emissions generated by London, England each year. Alternatively, we could displace the amount generated by many energy and technology firms who are looking to lower their footprint to carbon neutral by 2030 or so.
We are proud that the amount of carbon we avoid is equivalent to removing 6 million vehicles from the road or planting 450 million trees. We highlight this to you now given the focus many organizations are placing on reducing carbon dioxide emissions. We think it is useful for our unitholders to consider the impact our business is already making on communities, businesses, employees and governments when making their long-term investment decisions. We remain committed to earning a strong compound return for you over the longer term on a per unit basis, but also remain steadfast in our commitment to be a leader in decarbonization. This will enable you to earn a good return but also contribute to a better world.
Highlights for the year include:

•
Increased FFO per unit by 13% driven by accretive growth and strong operational performance. We continue our track record of strong FFO per unit growth, at a 10% annual growth rate since our strategic combination with Brookfield’s renewable assets in 2011;

•	We advanced key commercial priorities and delivered on cost saving initiatives totaling ~$40 million globally on an annualized basis (~$12 million net to BEP);

•
Invested $2 billion ($550 million net to BEP) of equity in nine transactions, including doubling the size of our Asian and distributed generation businesses, adding a leading global solar developer, and investing in a hydro portfolio in Canada;

•
Commissioned 50 megawatts of new capacity, progressed approximately 2,100 megawatts through construction and advanced-stage permitting, and increased the size of our development pipeline to approximately 13,000 megawatts;

•
Maintained our robust investment grade balance sheet, ended the year with ~$2.7 billion of available liquidity, and raised approximately $1.4 billion in incremental liquidity through asset sales and strategic upfinancings; and

•
Announced the creation of a Canadian corporation (BEPC) that will provide investors the optionality to invest in BEP through either the current partnership or through a corporation, which is expected to support the expansion of our investor base.

Update on Growth Initiatives
During the fourth quarter, we closed our acquisition of a 50% interest in X-Elio, a leading global solar developer. With this acquisition, we have significantly enhanced our solar development capabilities adding 972 megawatts of operating assets and almost 6,000 megawatts to our global construction and development pipeline.
Also, in the fourth quarter, we signed two agreements to acquire 14 solar development projects in Brazil with 428 MW of total capacity for total consideration of $120 million ($30 million net to BEP). Both these transactions are expected to close in the first quarter of 2020 and represent attractive additions to our business in Brazil with approximately 2,100 MW of capacity across multiple technologies - hydro, wind and solar. Furthermore, through our interest in TerraForm Power, we acquired 44 MW of PV solar assets in Spain for $70 million and signed an agreement to acquire 100 MW of solar CSP assets in Spain, located proximate to TerraForm Power’s CSP plants, for $115 million, which TerraForm Power expects to close in the first quarter of 2020.
Additionally, in January, we announced a non-binding, all-share proposal to acquire the outstanding shares of TerraForm Power, other than the 62% owned by us and our institutional partners, at a BEP-to-TERP exchange ratio of 0.36. We believe this transaction will create significant value for investors in both companies by simplifying our corporate structure in an immediately accretive transaction which will further strengthen Brookfield Renewable’s position as one of the largest, public pure-play renewable power companies in the world.
Operations
In 2019, we generated FFO of $761 million, a 13% increase over the prior year, as the business benefitted from recent acquisitions, strong operational performance, and execution on margin enhancement initiatives.
During the year, our hydroelectric segment delivered FFO of $720 million, representing a 7% increase over the prior year. Our storage segment also performed well, generating $27 million of FFO in the year, as our portfolio continues to provide critical grid-stabilizing ancillary services and backup capacity to increasingly intermittent grids. During the year, our generation was roughly in-line with the long-term average as we continue to benefit from the diversity of our fleet. Our priority over the past decade has been to diversify the business which, over the long-term, mitigates exposure to resource volatility, regional or market disruptions, and potential credit events. We also continued to execute on key contracting initiatives across all our businesses.
Our focus in Latin America continues to be on extending the average duration of our power purchase agreements, which today stands at 10 years in Brazil and 3 years in Colombia, as well as signing contracts with high-quality, credit-worthy counterparties. Globally, we continue to see increasing value ascribed to the unique, scale renewable storage capabilities that hydroelectric assets provide to increasingly intermittent electricity grids. For example, in Colombia we secured ~$3 million of ancillary services revenues, in the United States, we qualified to receive the highest-tier renewable energy credits for a number of our hydroelectric assets in the Northeast which will contribute ~$3 million to FFO annually, and in the U.K., our First Hydro portfolio was the critical link to restarting the grid following a nation-wide blackout in August.
Our wind and solar segments generated a combined $274 million of FFO, representing an 18% increase over the prior year. These portfolios benefitted from contributions from recent growth initiatives including the acquisition of two wind portfolios in Asia, and, through our interest in TerraForm Power, a large distributed generation portfolio in the United States and full-year contributions from Saeta Yield, a scale European wind and solar portfolio. We also benefitted from executing on opportunistic O&M outsourcing agreements aimed at de-risking the portfolios owned by TerraForm Power and, where appropriate, delivering cost savings. We executed on three such agreements across TerraForm Power, and our wind portfolio in Brazil. A common theme across all these opportunities was attractive availability guarantees and a more comprehensive scope than what was currently in place. At TerraForm Power, these initiatives will deliver aggregate cost savings of approximately $30 million ($9 million net to BEP).

Finally, we continued to advance our global greenfield development activities, including progressing 717 megawatts of construction diversified across distributed- and utility-scale solar, wind, storage and hydro in 7 different countries. We are also progressing 1,380 megawatts of advanced-stage projects through final permitting and contracting, and our total greenfield development pipeline now totals approximately 13,000 megawatts. Of note, during the year, we signed power purchase agreements for three wind repowering projects in New York and California totaling 220 megawatts, and these projects are expected to be commissioned in 2021.
Environmental, Social and Governance (ESG) Reporting
We have been owner-operators of long-duration, critical electricity assets for over a century, and therefore understand that embedding strong ESG practices into our investing and operating activities is essential to preserving capital, mitigating risk, and creating long-term value. Fundamentally, strong ESG practices drive further economic value to our business and inherently create higher barriers to entry. As such, we integrate relevant ESG considerations into our investing and operating strategies. We are therefore proud to announce that we are publishing our inaugural ESG report, which, among other things, illustrates the on-the-ground work we do to maintain our social license to operate.
With one of the largest public, pure-play renewable portfolios globally, we are helping to accelerate the decarbonization of global electricity grids. Additionally, maintaining socially responsible practices - from health and safety to community relations to biodiversity - is a critical component of successful operations over the long-term. We operate with the highest ethical standards, conducting our business with integrity and above compliance with laws and regulations - we aim for best practice everywhere we operate.
ESG and sustainability investing continues to gain momentum globally, with ESG funds expected to rise into the trillions over the next decade. We believe our portfolio’s inherent environmental attributes, coupled with our long-standing practices around maintaining a social license to operate provide significant tailwinds to demand growth for Brookfield Renewable.
Balance Sheet and Liquidity
Our liquidity position remains robust, with ~$2.7 billion of total available liquidity at year-end. During the year, we executed on key financing and capital raising initiatives aimed at maintaining robust access to capital, a prudent debt maturity ladder, and a low-risk, investment grade balance sheet.
During the year, we executed on more than $6 billion of financings across the business which allowed us to raise $1 billion of incremental liquidity to BEP, extend our average debt portfolio duration to 10 years, and reduce annual interest costs by ~$15 million ($9 million net to BEP). Of note, we continue to advance our green financing strategy in order to capitalize on growing demand for carbon-free debt products and diversify our debt investor base.
To date, we have issued six green bonds, at both the corporate- and project-levels, which all together totaled approximately $2.4 billion. During the fourth quarter, we also closed our first incentive-linked loan as part of our corporate credit facility that will allow us to reduce our cost of borrowing as we continue to accelerate the decarbonization of global electricity grids. As demand for sustainability focused investing continues to grow, we expect green financings and sustainability-linked loans will increasingly become a more prominent funding lever within our business.
In 2019, we also continued to execute our capital recycling strategy of selling mature, de-risked or non-core assets to lower cost of capital buyers and redeploying the proceeds into higher yielding opportunities. During the year, we raised almost $600 million ($365 million net to BEP) through this funding strategy, allowing us to crystallize an approximate 18% return on our Portuguese and Northern Ireland wind assets and to return more than two times our capital invested in South Africa.

Distribution Increase
In light of recent growth, strong balance sheet and access to capital, on January 13th, we announced that our Board of Directors approved our 2020 quarterly distribution and raised it by 5%, bringing our total annual distribution per unit to $2.17. This increase continues our track record of growing our distribution since our IPO in 1999 at an annual rate of 6%.
Outlook
Our long-term goal remains, as always, to deliver 12% to 15% long-term total returns on a per unit basis through the prudent execution of our capital allocation strategy, application of our operating expertise to both enhance value and de-risk our business, while maintaining an investment grade balance sheet.
On a final note, on behalf of our employees and directors, we would like to express our sincerest appreciation to our unitholders and many business partners for your contributions to our success. Thank you for your continued support. We look forward to updating you on our progress in 2020.

Sincerely,
Sachin Shah
Chief Executive Officer

OUR COMPETIVE STRENGTHS
Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a 20 year track record as a publicly traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 19,000 MW of installed capacity largely across four continents, a development pipeline of approximately 13,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,400 GWh.
The following charts illustrate annualized long-term average generation on a proportionate basis:
Stable, diversified and high quality cash flows with attractive long-term value for LP Unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 95% of our 2020 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 13 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 95% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 16% and approximately 80% of our borrowings are non-recourse. Corporate borrowings and non-recourse borrowings each have weighted-average terms of approximately ten years, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate, and only 5% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2019 is approximately $2.7 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating expertise. Brookfield Renewable has approximately 3,000 experienced operators and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

returns of all our assets. Our expertise in operating and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 13,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed $3.5 billion in equity as we have invested in, acquired, or commissioned approximately 12,900 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MANAGEMENT
Introduction

At Brookfield Renewable, we have over 120 years of experience operating critical, long-duration electricity assets. With this depth of experience comes the understanding that maintaining a social license to operate is central to preserving capital, mitigating risk, and creating long-term value. Fundamentally, strong ESG practices drive further economic value to our business and inherently create higher barriers to entry. Most importantly, operating a business with strong ESG principles is just the right thing to do. As such, we integrate relevant ESG considerations into our investing and operating strategies. We believe this philosophy creates an inherent alignment of interest between us and our partners, investors and stakeholders.
As one of the largest owners, operators and investors in renewable power assets globally, we are helping to accelerate the decarbonization of electricity grids. Our carbon footprint is one of the lowest in the sector, and our annual generation of 57 terawatt-hours avoids approximately 27 million metric tons of carbon dioxide emissions annually. We offer public investors access to one of the largest public, pure-play renewable power companies globally. As one of the largest issuers of green bonds globally, we offer debt investors the ability to invest in our renewable power portfolio or in assets directly. Finally, we offer customers the ability to procure renewable generation across multiple technologies, and in 2020, we have nearly 18,000 gigawatt-hours contracted with commercial and industrial customers, power authorities and utilities alike across all our core regions.
We are key partners to all our stakeholders, and as operators of critical infrastructure, maintaining socially responsible practices - from health and safety to community relations to environmental protection - is a critical component of operations. We have a health, safety and environmental incidents culture focused on zero high-risk incidents, being events that could have resulted in serious injuries to people or severe impacts to our operations or the environment. We actively engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making, and we use our resources to contribute directly to projects, non-profit organizations, and recreational and educational programs.
We operate with the highest ethical standards, conducting our business with integrity. We aim for best practice, not basic compliance. We are also strengthening our practices to ensure that our ESG strategy is scalable by formalizing additional ESG principles into the strategic planning of each business, and in our regular reporting on ESG initiatives to our Board of Directors.
As our business grows, our ESG strategy will continue to evolve with it, and we remain focused on identifying and implementing new processes to continue to identify and track areas for potential improvement. Furthermore, we recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. As such, we are proud to announce that we have published our inaugural ESG report, which is available on our website, that, among other things, illustrates the on-the-ground work we do to maintain our social license to operate.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Our ESG Principles
Our ESG Principles are summarized in the following table:

Mitigate the Impact of our Operations on the Environment	Environmental Stewardship: Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
Ensure the Well-Being and Safety of Employees
Employee Well-Being: Meet or exceed all applicable labor laws and standards in jurisdictions where we operate, which includes respecting human rights, offering competitive wages and implementing non-discriminatory, fully inclusive hiring practices.
Health & Safety: Aim to have zero high-risk incidents within our businesses by working towards implementing consistent health and safety principles across the organization.

Be Good Stewards in the Communities in Which We Operate
Community Engagement: Engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.
Philanthropy: Encourage our employees to participate in and give back to the communities in which we operate.

Conduct Business According to the Highest Ethical and Legal/Regulatory Standards
Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and with our Code of Business Conduct and Ethics.
Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.

ESG in our Investment Process

To formally incorporate ESG diligence into our investment process, we undertake the following steps for each potential investment:

1.	Due Diligence

•	Utilize internal ESG guidelines to define project scope and conduct initial screen of ESG issues

•	Ensure compliance with ESG standards via a review of publicly available information and documents requested from the company, followed by site visits when applicable

•	Determine where to engage third parties with technical and geographical expertise

•	Identify ESG value-creation opportunities

2.	Investment Decision

•	Develop a post-acquisition ESG action plan

•	Prepare presentation for the Investment Committee that details all material findings from ESG due diligence

•	Investment Committee makes investment decision, taking into account the identified ESG factors

3.	Ongoing Monitoring

•	Prioritize and revisit critical issues on an ongoing basis

•	Work with company management on priorities for ESG-related performance improvements

•	Track relevant ESG KPIs

•	Continually look for ways to create value by improving management of ESG factors

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Our ESG Priorities

Environmental: Providing Sustainable Solutions
We understand that climate change poses a serious threat to communities, businesses and ecosystems around the world. We are determined to support climate change mitigation throughout our operations, and we are working to ensure that we continue to be well positioned for the opportunities that are expected to arise from the transition to a low-carbon economy. We are taking steps to understand the potential physical effects of climate change on our portfolio, and, at the same time, we have initiatives underway to preserve our low carbon footprint and measure the impact of climate change within our business that follow a three-pronged approach:

1.
Offer solutions to support the decarbonization of the world: The global economy is in the early stages of a transformation from reliance on fossil fuel-related energy sources to a low-carbon economy. At Brookfield Renewable, we actively work to continue to position the business to be a meaningful participant in the decarbonization of the globe.

2.
Measure, reduce, and avoid greenhouse gas ("GHG") emissions: We measure our GHG emissions with a focus on reporting avoided emissions, meaning GHG emissions that would have been produced had our electricity been sourced from non-renewable fossil fuels. Our portfolio's annual generation avoids approximately 27 million metric tons of carbon dioxide emissions annually, which is equivalent to:

◦	6 million vehicles removed from the road annually

◦	9 million tons of waste recycled instead of landfilled

◦	5 million homes' electricity use for one year

◦	450 million trees planted

◦	Nearly all of London, England's emissions in one year
We continue to conduct an inventory of our scope 1 and 2 GHG emissions measurement for our global businesses. In 2019, we added measurement of our Scope 3 emissions, focused on Scope 3 emissions generated from business travel - specifically, air travel - as this is the most significant Scope 3 emission source in our business. We estimate total Scope 1 and Scope 2 emissions of 229,423 metric tons of carbon dioxide equivalent (“CO2e”) with a gross intensity of 5.45 kg CO2e per megawatt hour, and Scope 3, Category 6 emissions of 1,177 metric tons of CO2e, confirming our position as one of the lowest GHG emitters among comparable global electricity generation companies.

3.
Conduct climate change risk assessments: As a renewable energy business, we are aware that our assets may be adversely impacted by climate change. We therefore monitor climate risks as part of our overall risk assessments.

Additionally, Brookfield Renewable has issued $2.6 billion in corporate and project-level green financings, and a sustainability-linked loan, since 2017. In 2019, we issued a C$600 million corporate green bond and, in 2020, we also closed our first incentive-linked corporate revolving credit facility for $50 million and completed our inaugural green perpetual preferred LP unit issuance for $200 million. Our project-level green bonds received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation. The growing green financing market allows investors to participate in the financing of sustainable products and initiatives, and we plan on continuing to participate in additional green financings.
Social: Building Trust
Proactively engaging with communities is integral to our operations as it creates an alignment of values and earns us our social license to operate. We cultivate local relationships by directly engaging with communities, often through in-person meetings with landowners, business owners, recreational organizations and NGOs. We also contribute to community projects, non-profit organizations, local tourism, and recreational and educational programs. In 2019, we partnered with a variety of local organizations, with a focus on key areas such as support for economic development, education and research, health, well-being, quality of life, environment impact mitigation, and project conversation. Further, during the year, we contributed almost $6 million in charitable donations across over 500 charitable organizations.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

As owners and operators of critical electricity infrastructure assets, managing the health and safety of our employees and all the people who access our facilities is our top priority. We take a proactive approach that goes well beyond minimum regulatory requirements to ensure we are protecting our stakeholders. We have a comprehensive health and safety training program in which all employees and contractors must participate. We also have a zero high-risk incidents culture, which is outcome versus event driven, meaning our policies, training and investigations are focused on managing potential high-risk incidents.
Our talent management approaches focus on creating opportunities and supporting our employees in unlocking their full potential. We focus on diversity and inclusion from the recruitment stage, through leadership training programs, our comprehensive compensation and benefits packages, and our policies and procedures. We leverage the benefits of diversity by upholding an inclusive environment that encourages contributions from all individuals and provides equal development and advancement opportunities. We also provide opportunities and promote success for our female employees. At Brookfield Renewable, 50% of our executive management team and 33% of our Board of Director's independent members are women.
Governance: Building a Business Responsibly
We operate with the highest ethical standards, conducting our activities with honesty and integrity and in compliance with laws and regulations. We work to maintain sound governance practices to promote the accountability of our company and ongoing investor confidence. This involves a continual review of how evolving legislation, guidelines and best practices should be reflected in our approach. Our governance policy framework for operating businesses in which we have a controlling interest includes several noteworthy components, and we ensure that our employees adhere to these high standards:

•	Code of Business Conduct and Ethics
Each operating business is required to adopt our Code of Business Conduct and Ethics or ensure that existing practices are consistent with it and equal in substance. Each of our employees is also required to certify compliance with the Code of Business Conduct and Ethics annually.

•	Anti-bribery and corruption (ABC) policy
We have a zero-tolerance approach to bribery, including facilitation payments, and we require that our operating businesses adopt equally stringent ABC policies. Each employee is required to complete annual ABC training.

•	Ethics hotline
We require every operating business to have a whistle-blower hotline in operation less than a month after acquisition. We also take measures to ensure that every employee is aware of the existence and purpose of the hotline.

•	Conflicts of interest policy
As part of our obligation to act in the best interest of our investors, we adhere to a rigorous conflict of interest policy. Each potential investment is screened for possible conflicts and, if they are identified, they are elevated for review to the Brookfield Conflicts Committee, which is overseen by several senior executives and the Chief Compliance Officer of Brookfield, prior to execution of the transaction.

•	Personal trading policy
We maintain a stringent personal trading policy. Employees who are actively involved in recommending or making investment decisions on an ongoing basis, as well as their family members living in the same household, are restricted from being involved in trading with any non-Brookfield Renewable equity securities. This trading policy exceeds the standard legal requirements, which mandate only preclearance of employees’ trades.

We integrate ESG into our decision-making, processes and management systems. From our Board of Directors to the CEOs of our operating businesses and the executives on the ESG Steering Committee, there is full engagement of our leadership in the implementation of our sustainability program.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Management’s Discussion and Analysis
For the year ended December 31, 2019
This Management’s Discussion and Analysis for the year ended December 31, 2019 is provided as of February 28, 2020. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 - Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and South African Rand, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 - Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 1 – 2019 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018
Operational information
Capacity (MW)	18,883	17,419
Total generation (GWh)
Long-term average generation	53,926	51,971
Actual generation	52,560	52,056

Proportionate generation (GWh)
Long-term average generation	26,189	25,844
Actual generation	26,038	25,753
Average revenue ($ per MWh)	78	75

Selected financial information(1)
Net income (loss) attributable to Unitholders	$(59)	$42
Basic income (loss) per LP Unit(1)	(0.19)	0.13
Consolidated Adjusted EBITDA(2)	2,339	2,223
Proportionate Adjusted EBITDA(2)	1,444	1,323
Funds From Operations(2)	761	676
Funds From Operations per Unit(1)(2)	2.45	2.16
Distribution per LP Unit	2.06	1.96

(1)
For the year ended December 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million (2018: 312.6 million). The actual units outstanding at December 31, 2019 were 311.3 million (2018: 311.1 million).

(2)
Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2019	December 31, 2018
Liquidity and Capital Resources
Available liquidity	$2,695	$1,974
Debt to capitalization - Corporate	16%	15%
Debt to capitalization - Consolidated	32%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	77%	75%
Floating rate debt exposure on a proportionate basis(1)	5%	7%
Corporate borrowings
Average debt term to maturity	10 years	7 years
Average interest rate	4.1%	4.4%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.1%	5.4%

(1)	Excludes 7% (2018: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Operations
Funds From Operations increased to $761 million or $2.45 on a per unit basis, representing a 13% increase from the prior year.

•
Growth in our businesses, including the investment of 813 MW of hydroelectric assets in Canada, 410 MW of operating wind assets in Asia and 322 MW of recently constructed distributed generation solar in the United States;

•	Higher realized prices, on the back of inflation indexation of our contracts and re-contracting initiatives;

•	Realization of costing-saving initiatives across our business totaling $12 million;

•	Total generation for the year was in line with long-term average
After deducting non-cash depreciation, net loss attributable to Unitholders was $59 million or $0.19 per LP Unit, compared to net income attributable to Unitholders of $42 million or $0.13 per LP Unit in the prior year.
Continued to focus on extending our contract profile as we completed the following:

•	In Colombia, we entered into 52 new contracts to deliver 764 GWh/year, including individual contracts with up to ten years in duration; and

•	In Brazil, we entered into 26 new contracts to deliver 846 GWh/year, including individual contracts with up to six years in duration
Liquidity and Capital Resources
Strengthened our balance sheet and increased financial flexibility.

•	Available liquidity of $2.7 billion that includes a $50 million, sustainability linked, corporate credit facility

•
Extended our corporate debt maturity profile and secured diverse sources of capital by executing on $6.3 billion of financings and $571 million ($366 million net to Brookfield Renewable) of capital recycling initiatives

◦	Secured over $4.8 billion of non-recourse financings, reducing our weighted average cost of borrowing to 5.1%

◦
Issued C$175 million ($131 million) of Preferred Units in the first quarter and completed one of the largest corporate green bond financing in Canada - C$600 million ($454 million) with up to 30-year terms

◦	TerraForm Power completed a $250 million equity offering of its Class A common shares concurrent with a $50 million private placement with Brookfield Renewable and issued $700 million of senior notes
Growth and Development
In March 2019, we, together with our institutional partners, agreed to invest C$750 million (C$188 million net to Brookfield Renewable) in 7% convertible securities of TransAlta, the largest power producer in Alberta, Canada. The investment will occur in two tranches; C$350 million was funded at initial closing in May 2019, and C$400 million is expected to be funded in October 2020. The convertible securities include the option to convert into up to a 49% interest in TransAlta’s 813 MW portfolio of high quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio over the three years prior to conversion. We also agreed, together with our institutional partners, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%. Brookfield Renewable is expected to hold a 25% interest.
In December 2019, we, together with our institutional investors, completed a 50-50 joint venture in respect of X-Elio, a global company specializing in the development, design, construction and operation of solar photovoltaic plants headquartered in Madrid, Spain. Our share of the total consideration was $138 million. X-Elio's diversified portfolio includes 972 MW of operating assets, approximately 1,000 MW assets under construction and a 5,000 MW development pipeline. Brookfield Renewable has an approximate 12.5% interest in X-Elio.
Through 2019, together with our institutional partners, we completed the acquisition of 410 MW of operating wind assets in Asia for total consideration of $239 million, with Brookfield Renewable holding a 25% interest.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

During 2019, we continued to progress our development pipeline

•	Commissioned 50 MW of development projects (19 MW hydroelectric project in Brazil and 31 MW distributed generation solar capacity in China)

•
We are advancing the construction of 717 MW of hydroelectric, wind, solar (utility and distributed generation) and pumped storage projects. These projects are expected to be commissioned between 2020 and 2021

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018	2017
Revenues	$2,980	$2,982	$2,625
Direct operating costs	(1,012)	(1,036)	(978)
Management service costs	(108)	(80)	(82)
Interest expense – borrowings	(682)	(705)	(632)
Share of earnings from equity-accounted investment	11	68	2
Foreign exchange and unrealized financial instrument loss	(33)	(34)	(46)
Depreciation	(798)	(819)	(782)
Income tax recovery (expense)	(51)	59	(88)
Net income (loss) attributable to Unitholders	$(59)	$42	$(56)
	Average FX rates to USD
C$	1.33	1.30	1.30
	€0.89	0.85	0.89
R$	3.95	3.65	3.19
COP	3,280	2,956	2,951
Current Year Variance Analysis (2019 vs 2018)
Revenues totaling $2,980 million for the year ended December 31, 2019 represents a decrease of $2 million over the prior year. On a same store constant currency basis, revenues increased $130 million, primarily due to higher average realized prices attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on our uncontracted volumes in Colombia which contributed $107 million to revenues. Higher generation contributed to a $23 million increase in revenues relative to the prior year due to above average hydrology conditions in United States during the first half of the year, partially offset by lower hydrology conditions in Canada. Foreign currency movements negatively impacted our revenues by $143 million as a result of the strengthening of the United States dollar. Recently acquired and commissioned facilities contributed 597 GWh and $55 million to revenues which was partially offset by recently completed asset sales that reduced revenues by 220 GWh and $44 million.
Direct operating costs totaling $1,012 million in 2019 represents a decrease of $24 million over the prior year driven by cost-savings realized in the year across our businesses and the impact of foreign exchange noted above. This was partially offset by the operating costs of our recently commissioned and acquired facilities.
Management service costs totaling $108 million in 2019 represents an increase of $28 million over the prior year due to the growth of our business.
Interest expense - borrowings totaling $682 million in 2019 represents a decrease of $23 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, lower corporate borrowings and the foreign exchange movements noted above.
Share of earnings from equity-accounted investments totaling $11 million in 2019 represents a decrease of $57 million over the prior year due to higher depreciation expense and unrealized hedging losses.
Income tax expense of $51 million represents an increase of $110 million as the prior year benefited from a significant deferred tax recovery in our Colombian business as a result of the tax legislation that was passed at the end of 2018.
Net loss attributable to Unitholders was $59 million in 2019 compared to a net income attributable to Unitholders of $42 million for the year ended December 31, 2018 due to the above noted items.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Prior Year Variance Analysis (2018 vs 2017)
Revenues totaling $2,982 million for the year ended December 31, 2018 represent an increase of $357 million over the same period in the prior year. The contributions from the growth in our portfolio, both through our recent acquisitions and development projects contributed 2,792 GWh or $272 million to our revenues, partially offset by the impact from the sale of one of our Irish wind facilities in 2017 that contributed $8 million or 75 GWh in the same period of the prior year. The contributions of our portfolio on a same-store basis increased revenue by $93 million. Higher average realized pricing increased revenues by $221 million primarily due to higher market prices received from our merchant facilities, the impact of inflation indexation embedded in our existing contracts and higher capacity revenues in the United States. Lower generation resulted in a $90 million reduction to revenue due to a return to normal hydrology conditions in New York and Canada where we experienced generation 15% above long-term average in 2017 and the impact of our decision to store water in our reservoirs in Colombia in anticipation of higher pricing in the upcoming dry season. The impact of foreign exchange differences resulted in a net reduction of $38 million to revenues, primarily attributable to the depreciation of the Brazilian reais.
Direct operating costs totaling $1,036 million represent an increase of $58 million driven by the growth in our portfolio which contributed $56 million to direct operating costs. Excluding one-time cost recoveries of $10 million in the prior year, operating costs were $5 million higher on a same-store basis as the impact of inflation was mostly offset by the benefit of our cost-reduction initiatives implemented across our business. The above noted foreign exchange impacts decreased operating costs by $13 million.
Management service costs totaling $80 million represents a decrease of $2 million due to the lower market capitalization of our limited partners’ equity relative to the prior year.
Interest expense totaling $705 million represents an increase of $73 million over the prior year due to the growth in our portfolio, which contributed $96 million of additional interest expense.
Depreciation expense totaling $819 million increased  $37 million over the prior year due to growth, offset partially by the impact of a weakening Brazilian reais against the U.S. dollar.
Net income attributable to Unitholders was $42 million compared to a net loss attributable to Unitholders of $56 million for the year ended December 31, 2017.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 3 - ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2019	2018
Assets held for sale	$352	$920
Current assets	1,474	1,961
Equity-accounted investments	1,889	1,569
Property, plant and equipment, at fair value	30,714	29,025
Total assets	35,691	34,103
Liabilities directly associated with assets held for sale	137	533
Corporate borrowings	2,100	2,328
Non-recourse borrowings	8,904	8,390
Deferred income tax liabilities	4,537	4,140
Total liabilities and equity	35,691	34,103
Assets held for sale
Assets held for sale totaled $352 million as at December 31, 2019 compared to $920 million as at December 31, 2018. The $568 million decrease was attributable to the sale of five of the six projects making up our South African wind and solar portfolio.
As at December 31, 2019, Brookfield Renewable has presented seven solar facilities (91 MW) in Asia and South Africa as held for sale.
During 2019, Brookfield Renewable also completed the sale of six wind facilities (191 MW) in Europe. These assets were not included in Assets held for sale at December 31, 2018.
See Note 4 – Disposal of assets and Note 5 – Assets held for sale in our audited annual consolidated financial statements for additional details.
Property, plant and equipment
Property, plant and equipment totaled $30.7 billion as at December 31, 2019 compared to $29.0 billion as at December 31, 2018. The increase of $1.7 billion in property, plant and equipment was primarily attributable to a $2.0 billion annual revaluation which recognized the benefit of lower discount rates, continued successful implementation of cost savings and revenue enhancing initiatives. The acquisition of 410 MW of operating wind capacity in Asia increased property, plant and equipment by $550 million and capitalized additions relating to the sustaining capital expenditures of our hydroelectric business and our ongoing construction of development projects increased property, plant and equipment by $218 million. Upon adoption of IFRS 16 on January 1, 2019, we recognized $145 million of capitalized lease arrangements. These increases were partially offset by the sale of six operating wind facilities in Europe, resulting in a decrease of $440 million and depreciation expense associated with property, plant and equipment of $798 million for the year. The strengthening of the Canadian dollar was mostly offset by the devaluation of the Brazilian real and the Colombian peso against the U.S. dollar, which resulted in a net increase to property, plant and equipment of $61 million.
See Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
Corporate borrowings
Corporate borrowings totaled $2.1 billion as at December 31, 2019 compared to $2.3 billion as at December 31, 2018. During the year we completed the issuance of one of the largest corporate green bond in Canada – C$300 million ($227

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes – and also repaid the C$450 ($341 million) Series 7 medium term notes, extending the average corporate term to maturity to 10 years and reducing the average interest rate to 4.1%. The impact of foreign exchange on our Canadian dollar denominated medium term notes increased corporate borrowings $81 million as the Canadian dollar strengthened versus the United States dollar. Net repayments on our credit facility during the period amounted to $422 million.
RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term PPAs, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefited from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improved the stability of its cash flow. The wind levelization agreement expired in February 2019.
Brookfield Renewable and Brookfield completed a transaction to internalize all energy marketing capabilities in North America into Brookfield Renewable. Refer to Note 28 – Related party transactions in our 2018 annual audited consolidated financial statements for additional details of the energy marketing internalization.
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 28 – Related party transactions in our audited annual consolidated financial statements.
Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as a managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities. As a result, Brookfield Renewable controls and consolidates such investments.
Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.
During the year, Brookfield Asset Management extended the maturity of the $400 million committed unsecured revolving credit facility by one year to December 31, 2020. As at December 31, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to December 31, 2019 including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2019 totaled $6 million (2018: $8 million).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$558	$535	$601
Wind levelization agreement	1	7	6
	$559	$542	$607
Direct operating costs
Energy purchases	$(22)	$(20)	$(13)
Energy marketing fee	(20)	(24)	(24)
Insurance services(1)	(23)	(25)	(19)
	$(65)	$(69)	$(56)
Interest (expense) income - borrowings	$(13)	$(8)	$—
Management service costs	$(108)	$(80)	$(82)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Of the total insurance services paid, $1 million corresponds to brokerage fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2019 (2018: less than $1 million).

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2019	2018
Current assets
Contract asset	Brookfield	$51	$45
Due from related parties
Amounts due from	Brookfield	48	55
	Equity-accounted investments and other	12	10
		$111	$110
Non-current assets
Contract asset	Brookfield	$422	$402
Current liabilities
Due to related parties
Amount due to	Brookfield	$81	$54
	Equity-accounted investments and other	10	12
Accrued distributions payable on
LP Units and Redeemable/Exchangeable partnership units	Brookfield	36	35
		$127	$101
Non-current liabilities
Contract liability	Brookfield	$562	479

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $50 million were declared during the year ended December 31, 2019 (2018: $40 million).
Preferred limited partners’ equity
During the first quarter of 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.
The Preferred Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2019, none of the Preferred Units have been redeemed by Brookfield Renewable.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no repurchases of Class A Preferred Limited Partnership units during 2019 in connection with the normal course issuer bid.
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
Limited partners’ equity
Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.
During the year ended December 31, 2019, Brookfield Renewable issued 176,596 LP Units (2018: 289,641 LP Units) under the distribution reinvestment plan at a total cost of $6 million (2018: $8 million).
In December 2019, Brookfield Renewable terminated its existing normal course issuer bid, which was set to expire on December 30, 2019, and entered into a new normal course issuer bid in connection with its LP Units. Under the new normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units for capital management purposes. The bid will expire on December 30, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. Brookfield Renewable repurchased 20,000 LP Units (2018: 1,856,798 LP Units) on December 28, 2018 on the Toronto Stock Exchange and New York Stock Exchange at a total cost of less than $1 million (2018: $51 million), which were canceled on January 31, 2019.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	13,118	13,308	12,238	12,980	$905	$893	$632	$619	$469	$443	$150	$189
Brazil	3,707	3,633	3,996	3,927	234	244	181	173	150	142	59	3
Colombia	3,096	3,364	3,488	3,482	237	216	144	126	101	86	72	87
	19,921	20,305	19,722	20,389	1,376	1,353	957	918	720	671	281	279
Wind
North America	2,969	2,713	3,556	3,169	223	219	163	157	94	93	(64)	(18)
Europe	904	677	996	764	95	73	67	57	48	38	(7)	5
Brazil	630	626	647	645	37	42	28	33	19	24	1	1
Asia	291	160	290	153	20	12	16	8	10	5	6	4
	4,794	4,176	5,489	4,731	375	346	274	255	171	160	(64)	(8)
Solar	949	753	978	724	183	146	162	117	103	72	5	33
Storage & Other	374	519	—	—	87	85	41	49	27	32	1	(2)
Corporate	—	—	—	—	—	—	10	(16)	(260)	(259)	(282)	(260)
Total	26,038	25,753	26,189	25,844	$2,021	$1,930	$1,444	$1,323	$761	$676	$(59)	$42

Brookfield Renewable L.P.	Annual Report	December 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	19,722	20,389
Generation (GWh) – actual	19,921	20,305
Revenue	$1,376	$1,353
Other income	32	21
Direct operating costs	(451)	(456)
Adjusted EBITDA	957	918
Interest expense	(210)	(232)
Current income taxes	(27)	(15)
Funds From Operations	$720	$671
Depreciation	(332)	(385)
Deferred taxes and other	(107)	(7)
Net income	$281	$279
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	8,830	8,245	$70	$69	$393	$360	$287	$252	$72	$66
Canada	4,288	5,063	66	64	239	259	182	191	78	123
	13,118	13,308	69	67	632	619	469	443	150	189
Brazil	3,707	3,633	63	67	181	173	150	142	59	3
Colombia	3,096	3,364	77	64	144	126	101	86	72	87
Total	19,921	20,305	$69	$67	$957	$918	$720	$671	$281	$279
North America
Funds From Operations at our North American business were $469 million in 2019 versus $443 million in the prior year. Higher average realized revenue per MWh in Canada due to inflation indexation of our contracts and higher same store generation due to strong hydrology conditions in the United States (7% above prior year and 10% above long-term average) more than offset the impact to Funds From Operations from the sale of a 25% interest in certain of our Canadian assets - $24 million and 670 GW.
Net income attributable to Unitholders decreased by $39 million in 2019 over the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash accretion expenses on certain energy contracts.
Brazil
Funds From Operations at our Brazilian business were $150 million in 2019 versus $142 million in the prior year. On a local currency basis, Funds From Operations increased 15% versus the prior year due to the benefit of higher same store generation, a positive ruling reaffirming the historical generation of our facilities, and growth of our portfolio through development projects that contributed 63 GWh and $2 million to Funds from Operations. These increases were partially offset by the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Net income attributable to Unitholders increased by $56 million in 2019 over the prior year driven by the above noted increase in Funds From Operations and lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $101 million in 2019 versus $86 million in the prior year as we benefited from cost-reduction initiatives and a 20% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts which were partially offset by generation that was 11% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.
Net income attributable to Unitholders decreased by $15 million in 2019 over the prior year as the above noted increase in Funds From Operations was more than offset by the impact of a deferred tax recovery as a result of new tax legislation that benefited the prior year.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	5,489	4,731
Generation (GWh) – actual	4,794	4,176
Revenue	$375	$346
Other income	6	13
Direct operating costs	(107)	(104)
Adjusted EBITDA	274	255
Interest expense	(96)	(93)
Current income taxes	(7)	(2)
Funds From Operations	$171	$160
Depreciation	(226)	(180)
Deferred taxes and other	(9)	12
Net income	$(64)	$(8)
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	1,897	1,613	$67	$76	$85	$76	$41	$36	$(44)	$(1)
Canada	1,072	1,100	90	88	78	81	53	57	(20)	(17)
	2,969	2,713	75	81	163	157	94	93	(64)	(18)
Europe	904	677	105	110	67	57	48	38	(7)	5
Brazil	630	626	59	69	28	33	19	24	1	1
Asia	291	160	69	66	16	8	10	5	6	4
Total	4,794	4,176	$78	$84	$274	$255	$171	$160	$(64)	$(8)

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

North America
Funds From Operations at our North American business was in-line with prior year at $94 million. The contributions from growth in our portfolio as a result of increasing our ownership in TerraForm Power and cost-reduction initiatives were offset by the impact of lower same-store generation relative to the prior year.
Net loss attributable to Unitholders increased by $46 million over the prior year due to higher depreciation as a result of our increased ownership in TerraForm Power and unrealized hedging losses.
Europe
Funds From Operations at our European business were $48 million versus $38 million in the prior year. The growth of our portfolio following the commissioning of 51 MW of new wind capacity and a full year contribution from TerraForm Power's acquisition of Saeta contributed 199 GWh and $13 million to Funds From Operations, net of asset sales. Excluding an $8 million gain on the sale of a development project in the United Kingdom that benefited the prior year, Funds From Operations increased $5 million primarily as a result of stronger resource, operating cost savings initiatives, and interest cost savings due to capital structure optimization.
Net loss attributable to Unitholders decreased by $12 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher unrealized hedging losses.
Brazil
Funds From Operations at our Brazilian business were $19 million versus $24 million in the prior year as a result of lower average realized prices due to a commercial initiative that benefited the prior year and the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders was consistent with the prior year as the above noted decrease in Funds From Operations was fully offset by unrealized foreign exchange losses in the prior year and lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.
Asia
Funds From Operations and Net income attributable to Unitholders at our Asian wind business were $10 million and $6 million, an increase from $5 million and $4 million, respectively, in the prior year. The increase is primarily due to the contribution from the acquisition of 410 MW of capacity in Asia during the year ($6 million and 123 GWh). On a same store basis, our assets continue to perform in line with expectation.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	978	724
Generation (GWh) – actual	949	753
Revenue	$183	$146
Other income	17	5
Direct operating costs	(38)	(34)
Adjusted EBITDA	162	117
Interest expense	(59)	(45)
Funds From Operations	$103	$72
Depreciation	(65)	(40)
Deferred taxes and other	(33)	1
Net income	$5	$33
Funds From Operations at our solar business increased to $103 million from $72 million in the prior year primarily due to the contribution from growth in our business, including TerraForm Power's recently acquired 322 MW distributed generation portfolio and a full-year contribution from our increased ownership in TerraForm Power.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Net income attributable to Unitholders at our solar business was $5 million versus $33 million in the prior year as the above noted increase in Funds From Operations was more than offset by higher depreciation as we expanded our solar fleet and unrealized hedging losses.
STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	374	519
Revenue	$87	$85
Direct operating costs	(46)	(36)
Adjusted EBITDA	41	49
Interest expense	(13)	(17)
Current income taxes	(1)	—
Funds From Operations	27	32
Depreciation	(23)	(23)
Deferred taxes and other	(3)	(11)
Net income	$1	$(2)
Funds From Operations at our storage and other businesses were $27 million versus $32 million in the prior year due to lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Net income attributable to Unitholders was $1 million was in line with the prior year.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$33	$7
Direct operating costs	(23)	(23)
Adjusted EBITDA	10	(16)
Management service costs	(108)	(80)
Interest expense	(92)	(99)
Distributions(1)	(70)	(64)
Funds From Operations	$(260)	$(259)
Deferred taxes and other	(22)	(1)
Net (loss)	$(282)	$(260)

(1)	Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $108 million increased $28 million compared to the prior year due to the growth of our business.
Distributions attributable to Preferred LP Units and Shares increased $6 million compared to the prior year due to the C$175 million ($131 million) Preferred LP Units issuance completed in the first quarter of 2019.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net (Loss) Income
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	13,308	13,942	12,980	13,059	$893	$945	$619	$665	$443	$486	$189	$170
Brazil	3,633	3,426	3,927	3,874	244	243	173	178	142	148	3	(3)
Colombia	3,364	3,683	3,482	3,488	216	191	126	99	86	52	87	19
	20,305	21,051	20,389	20,421	1,353	1,379	918	942	671	686	279	186
Wind
North America	2,713	1,765	3,169	2,019	219	161	157	119	93	74	(18)	9
Europe	677	490	764	513	73	46	57	26	38	15	5	(15)
Brazil	626	278	645	245	42	26	33	22	24	16	1	11
Asia	160	—	153	—	12	—	8	—	5	—	4	—
	4,176	2,533	4,731	2,777	346	233	255	167	160	105	(8)	5
Solar	753	56	724	53	146	8	117	6	72	2	33	(5)
Storage & Other	519	328	—	—	85	59	49	33	32	19	(2)	(6)
Corporate	—	—	—	—	—	—	(16)	(6)	(259)	(231)	(260)	(236)
Total	25,753	23,968	25,844	23,251	$1,930	$1,679	$1,323	$1,142	$676	$581	$42	$(56)

Brookfield Renewable L.P.	Annual Report	December 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	20,389	20,421
Generation (GWh) – actual	20,305	21,051
Revenue	$1,353	$1,379
Other income	21	15
Direct operating costs	(456)	(452)
Adjusted EBITDA	918	942
Interest expense	(232)	(240)
Current income taxes	(15)	(16)
Funds From Operations	$671	$686
Depreciation	(385)	(388)
Deferred taxes and other	(7)	(112)
Net income	$279	$186
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	8,245	8,030	$69	$71	$355	$360	$247	$248	$74	$6
Canada	5,063	5,912	64	64	264	305	196	238	115	164
	13,308	13,942	67	68	619	665	443	486	189	170
Brazil	3,633	3,426	67	71	173	178	142	148	3	(3)
Colombia	3,364	3,683	64	52	126	99	86	52	87	19
Total	20,305	21,051	$67	$66	$918	$942	$671	$686	$279	$186
North America
Funds From Operations at our North American business were $443 million in 2018 versus $486 million in the prior year. While generation was 3% above long-term average, it was 5% below the prior year in which we benefitted from above average generation (7% above long-term average). Average revenue per MWh was in line with the prior year as the benefit of inflation indexation of our contracts was offset by the impact of generation mix (generation was highest on lower price contracts). We also benefited from cost-reduction initiatives.
Net income attributable to Unitholders increased by $19 million in 2018 over the prior year as the above noted decrease in Funds From Operations was more than offset by savings on deferred income expense as the prior year was impacted by a one-time deferred tax expense attributable to the impact the U.S. tax reform passed at the end of 2017.
Brazil
Funds From Operations at our Brazilian business was $142 million in 2018 versus $148 million in the prior year. On a local currency basis, Funds From Operations increased by 5% versus the prior year due to the benefit of higher same-store generation, higher average revenue per MWh due to inflation indexation of our contracts and the benefit of re-contracting efforts as well as contribution from development projects. These benefits were more than offset by the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Net income attributable to Unitholders increased by $6 million in 2018 over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business was $86 million in 2018 versus $52 million in the prior year as our cost-reduction initiatives and a 23% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts were partially offset by generation that was 3% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.
Net income attributable to Unitholders increased by $68 million in 2018 over the prior year due to above noted increase in Funds From Operations and a deferred tax recovery resulting from the tax legislation that was passed at the end of 2018.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	4,731	2,777
Generation (GWh) – actual	4,176	2,533
Revenue	$346	$233
Other income	13	—
Direct operating costs	(104)	(66)
Adjusted EBITDA	255	167
Interest expense	(93)	(61)
Current income taxes	(2)	(1)
Funds From Operations	160	105
Depreciation	$(180)	$(122)
Deferred taxes and other	12	22
Net income	$(8)	$5
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	1,600	658	$76	$91	$75	$37	$36	$17	$(3)	$11
Canada	1,113	1,107	88	91	82	82	57	57	(15)	(2)
	2,713	1,765	81	91	157	119	93	74	(18)	9
Europe	677	490	110	94	57	26	38	15	5	(15)
Brazil	626	278	69	94	34	22	24	16	1	11
Asia	160	—	66	—	7	—	5	—	4	—
Total	4,176	2,533	$84	$92	$255	$167	$160	$105	$(8)	$5
North America
Funds From Operations at our North American business were $93 million in 2018 versus $74 million in the prior year due primarily to contribution from our investment in TerraForm Power. On a same store basis, our portfolio performed in line with the prior year.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Net income attributable to Unitholders decreased by $27 million over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio.
Europe
Funds From Operations at our European business were $38 million in 2018 versus $15 million in the prior year due primarily to the contributions from TerraForm Power’s acquisition of Saeta during the year and an $8 million gain on the sale of a development project in the United Kingdom. On a same store basis, improved average revenue per MWh due to stronger market prices was offset by a decrease in generation due to lower wind resource availability.
Net income attributable to Unitholders increased by $20 million in 2018 over the prior year due primarily to the above noted increase in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $24 million in 2018 versus $16 million in the prior year due primarily to contribution from our investment in TerraForm Global – $12 million of Funds From Operations and 375 GWh of generation. On a same store basis, higher average revenue per MWh due to re-contracting initiatives was offset by lower generation as the prior year benefited from above average wind conditions (13% above long-term average) and the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders decreased by $10 million in 2018 over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio and foreign exchange.
Asia
Funds From Operations and Net income attributable to Unitholders at our Asian wind business in 2018 were $5 million and $4 million, respectively. The business is operating in line with expectations following our investment in TerraForm Global.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	724	53
Generation (GWh) – actual	753	56
Revenue	$146	$8
Other income	5	—
Direct operating costs	(34)	(2)
Adjusted EBITDA	117	6
Interest expense	(45)	(3)
Current income taxes	—	(1)
Funds From Operations	$72	$2
Depreciation	(40)	(4)
Deferred taxes and other	1	(3)
Net income	$33	$(5)
Funds From Operations and Net income attributable to Unitholders at our solar business were $72 million and $33 million, respectively, in 2018 versus $2 million and a $5 million loss, respectively, in the prior year. The business is operating in line with expectations following our investments in TerraForm Power and TerraForm Global. Generation was roughly in line with long-term average.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar, storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	519	328
Revenue	$85	$59
Other income	—	6
Direct operating costs	(36)	(32)
Adjusted EBITDA	49	33
Interest expense	(17)	(14)
Current income taxes	—	—
Funds From Operations	$32	$19
Depreciation	(23)	(25)
Deferred taxes and other	(11)	—
Net income	$(2)	$(6)
Funds From Operations at our pumped storage and biomass businesses increased $13 million in 2018 due to improved performance at our facility in New England supported by improved capacity pricing and generation and a full year contribution from our pumped storage facility in the United Kingdom.
Net loss attributable to Unitholders decreased $4 million in 2018 as the above noted increase in Funds From Operations was partially offset by the disposal of our Ontario cogeneration facility during the year.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Other income	$7	$19
Direct operating costs	(23)	(25)
Adjusted EBITDA	(16)	(6)
Management service costs	(80)	(82)
Interest expense	(99)	(89)
Distributions(1)	(64)	(54)
Funds From Operations	$(259)	$(231)
Deferred taxes and other	(1)	(5)
Net (loss)	$(260)	$(236)

(1)	Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $80 million in 2018 represents a decrease of $2 million over the prior year due to the lower market capitalization of our limited partners’ equity relative to the prior year.
Interest expense increased $10 million in 2018 compared to the prior year as a result of increased borrowings to fund growth in our business.
Distributions increased $10 million in 2018 compared to the prior year as a result of the C$250 million ($201 million) Preferred Units issuance completed in the first quarter of 2018.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	905	234	237	223	95	37	20	183	87	—	2,021	(379)	1,338	2,980
Other income	13	19	—	2	4	—	—	17	—	33	88	(17)	(14)	57
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(38)	(46)	(23)	(665)	108	(455)	(1,012)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	288	26	314
Adjusted EBITDA	632	181	144	163	67	28	16	162	41	10	1,444	—	895
Management service costs	—	—	—	—	—	—	—	—	—	(108)	(108)	—	—	(108)
Interest expense - borrowings	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(59)	(13)	(92)	(470)	104	(316)	(682)
Current income taxes	(7)	(11)	(9)	(3)	(2)	(1)	(1)	—	(1)	—	(35)	9	(39)	(65)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(113)	(12)	(125)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(528)	(528)
Funds From Operations	469	150	101	94	48	19	10	103	27	(260)	761	—	—
Depreciation	(227)	(84)	(21)	(157)	(47)	(17)	(5)	(65)	(23)	(4)	(650)	155	(303)	(798)
Foreign exchange and unrealized financial instrument loss	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	9	(12)	(33)
Deferred income tax recovery	(27)	4	(4)	24	11	—	—	15	—	46	69	(41)	(14)	14
Other	(76)	(6)	(2)	(23)	(9)	2	—	(49)	—	(46)	(209)	55	63	(91)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(178)	—	(178)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	266	266
Net income (loss) attributable to Unitholders(2)	150	59	72	(64)	(7)	1	6	5	1	(282)	(59)	—	—	(59)

(1)
Share of earnings from equity-accounted investments of $11 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $262 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable L.P.	Annual Report	December 31, 2019

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$893	$244	$216	$219	$73	$42	$12	$146	$85	$—	$1,930	$(286)	$1,338	$2,982
Other income	12	5	4	2	11	—	—	5	—	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	—	900
Management service costs	—	—	—	—	—	—	—	—	—	(80)	(80)	—	—	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	—	1	—	—	—	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(85)	(12)	(97)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	—	—
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	—	(2)	(3)	(29)	(34)
Deferred income tax expense	(1)	1	18	20	2	—	—	21	—	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	—	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(62)	—	(62)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	274	274
Net income (loss) attributable to Unitholders(2)	$189	$3	$87	$(18)	$5	$1	$4	$33	$(2)	$(260)	$42	$—	$—	$42

(1)
Share of earnings from equity-accounted investments of $68 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $297 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable L.P.	Annual Report	December 31, 2019

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2017:

	Attributable to Unitholders										Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Solar
Revenues	945	243	191	161	46	26	8	59	—	1,679	(74)	1,020	2,625
Other income	1	12	2	—	—	—	—	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	57	—	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	—	609
Management service costs	—	—	—	—	—	—	—	—	(82)	(82)	—	—	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	—	(1)	—	(1)	—	—	(18)	1	(22)	(39)
Distributions attributable to							—
Preferred limited partners equity	—	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Preferred equity	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	—	—
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	—	(539)	22	(265)	(782)
Foreign exchange and unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	—	(1)	—	(15)	(47)	2	(1)	(46)
Deferred income tax expense (recovery)	(67)	2	(10)	28	5	—	1	—	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	—	(6)	(26)	12	(1)	(15)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	—	—	(56)

(1)
Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable L.P.	Annual Report	December 31, 2019

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to FFO and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to FFO per unit, for the years indicated:

						Per Unit(1)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Net income (loss) attributable to:
Limited partners' equity	$(34)	$24	$(32)	$(36)	$2	$(0.19)	$0.13	$(0.18)	$(0.23)	$0.01
General partnership interest in a holding subsidiary held by Brookfield	—	1	(1)	—	—	—	—	—	—	—
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(25)	17	(23)	(29)	1	—	—	—	—	—
Net income (loss) attributable to Unitholders	$(59)	$42	$(56)	$(65)	$3	$(0.19)	$0.13	$(0.18)	$(0.23)	$0.01
Depreciation	650	630	539	540	462	2.09	2.02	1.76	1.87	1.68
Foreign exchange and unrealized financial instruments loss (gain)	30	2	47	(4)	8	0.10	0.01	0.15	(0.01)	0.03
Deferred income tax expense	(69)	(85)	25	(78)	(78)	(0.22)	(0.27)	0.08	(0.27)	(0.28)
Other	209	87	26	26	72	0.67	0.27	0.09	0.09	0.25
Funds From Operations	$761	$676	$581	$419	$467	$2.45	$2.16	$1.90	$1.45	$1.69
Distributions attributable to:
Preferred limited partners' equity	44	38	28	15	1
Preferred equity	26	26	26	25	30
Current income taxes	35	17	18	19	15
Interest expense - borrowings	470	486	407	402	346
Management service costs	108	80	82	62	48
Proportionate Adjusted EBITDA	$1,444	$1,323	$1,142	$942	$907
Attributable to non-controlling interests	895	900	609	557	317
Consolidated Adjusted EBITDA	$2,339	$2,223	$1,751	$1,499	$1,224
Weighted average Units outstanding(1)						311.2	312.6	305.8	288.7	275.6

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable L.P.	Annual Report	December 31, 2019

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	2020	2021	2022	2023	2024
Hydroelectric
North America
United States(1)	7,910	5,763	4,446	4,446	4,446
Canada(1)	4,066	2,929	2,152	2,074	2,061
	11,976	8,692	6,598	6,520	6,507
Wind
North America
United States	2,065	1,969	2,013	2,010	1,786
Canada	1,269	1,270	1,269	1,269	1,269
	3,334	3,239	3,282	3,279	3,055
Europe	785	766	766	756	696
Asia	423	423	423	423	423
	4,542	4,428	4,471	4,458	4,174
Solar	1,259	1,257	1,255	1,254	1,252
Contracted on a proportionate basis	17,777	14,377	12,324	12,232	11,933
Uncontracted on a proportionate basis	895	4,293	6,343	6,432	6,817
	18,672	18,670	18,667	18,664	18,750
Contracted generation as a % of total generation on a proportionate basis	95%	77%	66%	66%	64%
Price per MWh - total generation on a proportionate basis	$77	$84	$91	$92	$92

(1)	Includes generation of 3,753 GWh for 2020 and 1,334 GWh for 2021 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 10 years in Brazil, 3 years in Colombia, 13 years in Europe and 19 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (37%), distribution companies (23%), industrial users (22%) and Brookfield (18%).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 5 - LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 80% of debt is project level.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Corporate credit facility(1)	$299	$721	$299	$721
Debt
Medium term notes(2)	$1,808	$1,613	$1,808	$1,613
Non-recourse borrowings(3)	—	—	8,964	8,465
	1,808	1,613	10,772	10,078
Deferred income tax liabilities, net(4)	—	—	4,421	4,049
Equity
Non-controlling interest	—	—	8,742	8,129
Preferred equity	597	568	597	568
Preferred limited partners' equity	833	707	833	707
Unitholders equity	7,959	7,802	7,959	7,802
Total capitalization	$11,197	$10,690	$33,324	$31,333
Debt to total capitalization	16%	15%	32%	32%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.

(3)
Consolidated non-recourse borrowings includes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $60 million (2018: $75 million) of deferred financing fees, net of unamortized premiums.

(4)	Deferred income tax liabilities less deferred income tax assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2019	2018
Brookfield Renewable's share of cash and cash equivalents	$143	$169
Investments in marketable securities	95	117
Corporate credit facilities
Authorized credit facilities(1)	2,150	2,100
Draws on credit facilities	(299)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(266)	(209)
Available portion of corporate credit facilities	1,985	1,470
Available portion of subsidiary credit facilities on a proportionate basis	472	218
Available liquidity	$2,695	$1,974
(1) Amounts are guaranteed by Brookfield Renewable.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong,

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2019			2018
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate	Term (years)	Total	Interest rate	Term (years)	Total
Corporate borrowings
Medium term notes	4.1%	10	$1,808	4.4%	7	$1,613
Credit facilities(1)	2.9%	5	299	3.3%	4	721
Proportionate non-recourse borrowings(2)
Hydroelectric	5.6%	10	3,727	5.8%	9	$3,640
Wind	4.5%	10	1,742	4.7%	10	1,792
Solar	4.7%	10	1,470	5.2%	11	$1,022
Storage and other	5.5%	5	235	5.4%	6	249
	5.1%	10	7,174	5.4%	10	6,703
			$9,281			$9,037
Proportionate unamortized financing fees, net of unamortized premiums			(46)			(48)
			9,235			8,989
Equity-accounted borrowings			(2,157)			(1,972)
Non-controlling interests			3,926			3,701
As per IFRS Statements			$11,004			$10,718

(1)	Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)	Excludes $11 million of proportionate debt associated with our portfolios that are classified as held for sale as at December 31, 2019 (2018: $60 million).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at December 31, 2019:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Debt principal repayments(1)
Medium term notes(2)	—	—	308	—	—	1,500	1,808
Non-recourse borrowings
Credit facilities	—	6	147	50	—	—	203
Hydro	—	—	215	423	83	2,135	2,856
Wind	—	—	56	87	—	303	446
Solar	9	137	—	87	—	356	589
Storage and other	—	61	—	—	—	152	213
	9	204	418	647	83	2,946	4,307
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	57	56	73	59	66	509	820
Wind	107	108	106	109	118	738	1,286
Solar	47	51	55	58	60	468	739
Storage and other	3	3	3	4	5	4	22
	214	218	237	230	249	1,719	2,867
Total	223	422	963	877	332	6,165	8,982
Interest payable(1)(3)
Corporate borrowings(1)	82	83	76	69	69	451	830
Non-recourse borrowings
Hydro	12	14	13	12	11	81	143
Wind	266	243	226	205	184	815	1,939
Solar	84	65	62	53	44	225	533
Storage and other	30	30	30	30	30	30	180
	392	352	331	300	269	1,151	2,795
Total	474	435	407	369	338	1,602	3,625

(1)	Draws on corporate credit facilities are excluded from the debt repayment schedule as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.

(3)
Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Cash flow provided by (used in):
Operating activities	$1,212	$1,103	$928
Financing activities	(1,010)	(1,080)	(27)
Investing activities	(251)	(624)	(328)
Foreign exchange (loss) gain on cash	(4)	(17)	3
(Decrease) increase in cash and cash equivalents	$(53)	$(618)	$576
Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2019 totaled $1,212 million compared to $1,103 million in 2018. The increase in cash flows from operating activities of $109 million was primarily attributable to the growth and strong operating performance of our business, as reflected by our higher Funds From Operations compared to the prior year.
Cash flows provided by operating activities for the year ended December 31, 2018 totaled $1,103 million, a $175 million increase from 2017. The increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, offset partially by the cash flow impact of lower generation relative to the prior year from our hydroelectric business segment.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(41)	$(122)	$(40)
Accounts payable and accrued liabilities	8	32	32
Other assets and liabilities	(54)	22	(17)
	$(87)	$(68)	$(25)
Financing Activities
Cash flows used in financing activities totaled $1,010 million for the year ended December 31, 2019. To further optimize our capital structure and enhance our liquidity position, we issued C$175 million Series 15 Preferred Units in the first quarter of 2019 and issued $2.2 billion of long-term debt, including C$600 million corporate green bond financings in Canada, offset by repayments of $2.2 billion during the year, including the early redemption of our Series 7 (C$450 million) medium term notes due 2020 which extended the average maturity of our medium term notes to ten years. To support our growth and recycle capital into more accretive opportunities, we completed the sale of an additional 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the first quarter of 2019 for proceeds of $268 million. Distributions paid to non-controlling interests of our operating subsidiaries increased to $706 million in 2019, primarily due to the strong performance of our Colombian business during the year.
For the year ended December 31, 2019, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $684 million. We increased our distributions to $2.06 per LP Unit, an increase of $0.10 per LP Unit which took effect in the first quarter of 2019. The distributions paid to preferred equity and preferred limited partners’ equity totaled $69 million.
Cash flows used in financing activities totaled $1,080 million for the year ended December 31, 2018. We issued $3.3 billion and repaid $3.5 billion of long-term debt, for a net repayment of $266 million during the year which was primarily related to scheduled amortizing debt repayments. We completed the sale of a 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the fourth quarter of 2018 for proceeds of $300 million. To optimize our capital structure and enhance our liquidity position, we issued Preferred Units during the first quarter of 2018 for net proceeds of $196 million. Distributions of $553 million were paid to non-controlling interests of our operating subsidiaries, of which

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

$107 million is attributable to the growth in our portfolio following the acquisition of TerraForm Global in the prior year that was made along with our institutional investors.
For the year ended December 31, 2018, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $643 million. We increased our distributions to $1.96 per LP Unit, an increase of $0.09 per LP Unit which took effect in the first quarter of 2018. The distributions paid to preferred equity and preferred limited partners’ equity totaled $63 million.
Cash flows provided by financing activities totaled $27 million for the year ended December 31, 2017. We issued $1.9 billion and repaid $1.6 billion of long-term debt, for a net borrowing of $267 million during the year which was primarily related to funding the growth in our portfolio and our project-level financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $294 million. To fund growth in our portfolio, capital markets activities resulted in the issuance of LP Units and Preferred Units providing net proceeds of $598 million. Distributions of $539 million paid to Participating non-controlling interests – in operating subsidiaries was primarily due to higher dividends paid out of our Colombian business and the sale of our Irish wind portfolio.
For the year ended December 31, 2017, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $591 million. We increased our distributions to $1.87 per LP Unit, an increase of $0.09 per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred equity and preferred limited partners’ equity totaled $51 million.
Investing Activities
Cash flows used in investing activities totaled $251 million for the year ended December 31, 2019. During the fourth quarter of 2019, we invested $194 million into our equity-accounted investments, including the formation of a 50-50 joint venture in respect of X-Elio and the acquisition of $50 million of additional shares of TerraForm Power in a private placement. These investments were partially funded by the proceeds received from the completed sales of five of the six projects making up our wind and solar portfolio in South Africa and 191 MW of wind assets in Europe. Our continued investment in our property, plant and equipment was $397 million.
Cash flows used in investing activities totaled $624 million for the year ended December 31, 2018. During the second quarter of 2018, our equity-accounted interest in TerraForm Power increased from 16% to 30% from an incremental $420 million investment. Our continued investment in our property, plant and equipment was $235 million. The cash used to acquire a 49 MW solar and wind portfolio in South Africa in the first quarter and a 23 MW wind portfolio in Ireland in the fourth quarter of 2018 totaled $56 million, net of cash acquired.
Cash flows used in investing activities totaled $328 million for the year ended December 31, 2017. Our acquisitions of TerraForm Global and an Irish wind facility along with investments in TerraForm Power and a European storage portfolio, totaled $62 million, net of cash acquired. Our continued investment in our property, plant and equipment was $355 million. Proceeds from the sale of the Irish wind facility were $150 million.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

SHARES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	2019	2018
Class A Preference Shares(1)	31,035,967	31,035,967

Preferred Units(2)
Balance, beginning of year	37,885,496	27,885,496
Issuance	7,000,000	10,000,000
Balance, end of year	44,885,496	37,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	178,821,204	180,388,361
Distribution reinvestment plan	176,596	289,641
Repurchase for cancellation	(20,000)	(1,856,798)
Balance, end of year	178,977,800	178,821,204

Total LP Units on a fully-exchanged basis(3)	308,636,423	308,479,827

(1)
Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)
Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(3)	The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units for LP Units.
DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2019	2018	2017	2019	2018	2017
Class A Preference Shares	$26	$26	$26	$26	$26	$25
Class A Preferred LP Units	$44	$38	$28	$43	$37	$26
Participating non-controlling interests - in operating subsidiaries	$706	$553	$539	$706	$553	$539
GP Interest and incentive distributions	$55	$45	$35	$54	$44	$34
Redeemable/Exchangeable Partnership Units	$268	$255	$243	$267	$254	$242
LP Units	$370	$355	$328	$363	$345	$315

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

LP Unitholder distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	Annual Distribution	Distribution Effective Date
February 2015	$0.11	$1.66	March 2015
February 2016	$0.12	$1.78	March 2016
February 2017	$0.09	$1.87	March 2017
February 2018	$0.09	$1.96	March 2018
February 2019	$0.10	$2.06	March 2019
February 2020	$0.11	$2.17	March 2020
CONTRACTUAL OBLIGATIONS
Please see Note 27 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:

•	Commitments – Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•	Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•	Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2019, letters of credit issued amounted to $266 million (2018: $209 million).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 6 - SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015
Operational information:
Capacity (MW)	18,883	17,419	16,369	10,731	7,284
Total generation (GWh)
Long-term average generation	53,926	51,971	42,334	38,982	24,467
Actual generation	52,560	52,056	43,385	34,071	23,332
Proportionate generation (GWh)
Long-term average generation	26,189	25,844	23,249	22,362	18,749
Actual generation	26,038	25,753	23,968	20,222	17,662
Average revenue ($ per MWh)	78	75	70	73	73
Additional financial information:
Net income (loss) attributable to Unitholders (1)	(59)	$42	$(56)	$(65)	$3
Basic earnings (loss) per LP Unit (2)	(0.19)	0.13	(0.18)	(0.23)	0.01
Consolidated Adjusted EBITDA(3)(4)	2,339	2,223	1,751	1,499	1,224
Proportionate Adjusted EBITDA(3)(4)	1,444	1,323	1,142	942	907
Funds From Operations(3)	761	676	581	419	467
Funds From Operations per Unit(1)(3)	2.45	2.16	1.90	1.45	1.69
Distribution per LP Unit	2.06	1.96	1.87	1.78	1.66
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015
Property, plant and equipment	$30,714	$29,025	$27,096	$25,257	$18,358
Equity-accounted investments	1,889	1,569	721	206	197
Total assets	35,691	34,103	30,904	27,737	19,507
Total borrowings	11,004	10,718	11,766	10,182	7,338
Deferred income tax liabilities	4,537	4,140	3,588	3,802	2,695
Other liabilities	2,019	2,039	1,268	1,081	711
Participating non-controlling interests - in operating subsidiaries	8,742	8,129	6,298	5,589	2,587
General partnership interest in a holding subsidiary held by Brookfield	68	66	58	55	52
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3,315	3,252	2,843	2,680	2,559
Preferred equity	597	568	616	576	610
Preferred limited partners' equity	833	707	511	324	128
Limited partners' equity	4,576	4,484	3,956	3,448	2,827
Total liabilities and equity	35,691	34,103	30,904	27,737	19,507
Debt to capitalization	32%	32%	37%	36%	37%

(1)	Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.

(2)
For the years ended December 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million (2018: 312.6 million, 2017: 305.8 million, 2016: 288.7 million and 2015: 275.6 million).

(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. Comparative figures have been conformed to current year’s presentation.

(4)	Comparative figures have been conformed to the current year’s presentation.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters on a consolidated basis:

	2019				2018				2017
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) - LTA	13,850	12,332	14,252	13,761	13,485	12,113	13,521	12,852	12,198	9,098	10,674	10,364
Total Generation (GWh) - actual	12,465	11,089	14,881	14,125	14,445	11,609	13,122	12,880	11,913	9,370	11,618	10,484
Proportionate Generation (GWh) - LTA	6,561	5,821	7,109	6,776	6,602	5,956	6,935	6,351	6,030	5,053	6,277	5,889
Proportionate Generation (GWh) - actual	5,977	5,213	7,602	7,246	7,052	5,552	6,455	6,694	5,890	5,198	6,719	6,161
Revenues	$726	$642	$787	$825	$780	$674	$735	$793	$657	$608	$683	$677
Net income (loss) attributable to Unitholders	(66)	(53)	17	43	91	(55)	(2)	8	(67)	(43)	38	16
Basic earnings (loss) per LP Unit	(0.21)	(0.17)	0.05	0.14	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13	0.05
Consolidated Adjusted EBITDA	550	507	630	652	604	494	543	582	454	381	460	456
Proportionate Adjusted EBITDA	348	301	400	395	371	277	324	351	296	232	312	302
Funds From Operations	171	133	230	227	206	105	172	193	143	91	181	166
Funds From Operations per Unit	0.55	0.43	0.74	0.73	0.66	0.33	0.55	0.62	0.46	0.29	0.61	0.55
Distribution per LP Unit	0.515	0.515	0.515	0.515	0.490	0.490	0.490	0.490	0.468	0.468	0.468	0.468

Brookfield Renewable L.P.	Annual Report	December 31, 2019

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(Millions, except as noted)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	2,858	3,604	2,912	3,065	205	238	131	164	94	121	4	59
Brazil	817	902	1,009	996	61	59	37	40	31	33	4	(2)
Colombia	749	982	968	935	63	56	37	35	26	24	16	46
	4,424	5,488	4,889	4,996	329	353	205	239	151	178	24	103
Wind
North America	779	808	934	952	56	61	43	48	27	29	(20)	21
Europe	241	264	267	268	24	27	17	30	11	25	—	17
Brazil	176	153	172	172	10	9	8	7	6	4	3	2
Asia	107	43	104	36	7	3	6	2	3	2	4	7
	1,303	1,268	1,477	1,428	97	100	74	87	47	60	(13)	47

Solar	184	184	195	178	38	40	39	30	22	15	(18)	14
Storage & Other	66	112	—	—	21	23	11	16	7	9	1	4
Corporate	—	—	—	—	—	—	19	(1)	(56)	(56)	(60)	(77)
Total	5,977	7,052	6,561	6,602	485	516	348	371	171	206	(66)	91

For the three months ended December 31, 2019, Funds From Operations were $171 million versus $206 million in the prior year. Funds From Operations decreased $35 million primarily due to strong generation that benefited the prior year (7% above long-term average in the prior year compared to 9% below long-term average in the current year).

Brookfield Renewable L.P.	Annual Report	December 31, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	205	61	63	56	24	10	7	38	21	—	485	(93)	334	726
Other income	2	(1)	—	—	1	—	—	12	—	25	39	(6)	(26)	7
Direct operating costs	(76)	(23)	(26)	(13)	(8)	(2)	(1)	(11)	(10)	(6)	(176)	26	(117)	(267)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	11	84
Adjusted EBITDA	131	37	37	43	17	8	6	39	11	19	348	—	202
Management service costs	—	—	—	—	—	—	—	—	—	(35)	(35)	—	—	(35)
Interest expense - borrowings	(37)	(4)	(9)	(15)	(4)	(2)	(2)	(17)	(3)	(22)	(115)	26	(78)	(167)
Current income taxes	—	(2)	(2)	(1)	(2)	—	(1)	—	(1)	—	(9)	5	(12)	(16)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	(5)	(36)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(107)	(107)
Funds From Operations	94	31	26	27	11	6	3	22	7	(56)	171	—	—
Depreciation	(59)	(18)	(6)	(40)	(13)	(4)	(2)	(24)	(5)	(1)	(172)	51	(77)	(198)
Foreign exchange and unrealized financial instruments gain (loss)	11	(6)	(3)	(4)	9	—	1	1	(1)	7	15	(4)	(4)	7
Deferred income tax recovery (expense)	(12)	1	1	11	3	—	1	—	—	24	29	(6)	2	25
Other	(30)	(4)	(2)	(14)	(10)	1	1	(17)	—	(34)	(109)	29	30	(50)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(70)	—	(70)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Net income (loss) attributable to Unitholders(2)	4	4	16	(20)	—	3	4	(18)	1	(60)	(66)	—	—	(66)

(1)
Share of earnings from equity-accounted investments of $22 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $58 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable L.P.	Annual Report	December 31, 2019

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	238	59	56	61	27	9	3	40	23	—	516	(89)	353	780
Other income	6	2	3	1	10	—	—	1	—	5	28	(2)	(2)	24
Direct operating costs	(80)	(21)	(24)	(14)	(7)	(2)	(1)	(11)	(7)	(6)	(173)	23	(126)	(276)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	68	8	76
Adjusted EBITDA	164	40	35	48	30	7	2	30	16	(1)	371	—	233
Management service costs	—	—	—	—	—	—	—	—	—	(16)	(16)	—	—	(16)
Interest expense - borrowings	(44)	(5)	(9)	(19)	(5)	(3)	(1)	(15)	(7)	(24)	(132)	28	(67)	(171)
Current income taxes	1	(2)	(2)	—	—	—	1	—	—	—	(2)	—	(8)	(10)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(28)	(3)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Funds From Operations	121	33	24	29	25	4	2	15	9	(56)	206	—	—
Depreciation	(61)	(33)	(4)	(33)	(13)	(3)	—	(16)	(6)	(1)	(170)	34	(72)	(208)
Foreign exchange and unrealized financial instruments gain (loss)	3	(1)	6	(1)	3	1	5	(6)	—	(14)	(4)	3	2	1
Deferred income tax recovery (expense)	(2)	—	22	29	—	—	—	22	—	—	71	(52)	72	91
Other	(2)	(1)	(2)	(3)	2	—	—	(1)	1	(6)	(12)	4	(2)	(10)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	11	—	11
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to Unitholders(2)	59	(2)	46	21	17	2	7	14	4	(77)	91	—	—	91

(1)
Share of loss from equity-accounted investments of $56 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $155 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable L.P.	Annual Report	December 31, 2019

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to FFO and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to FFO per unit, both for the three months ended December 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income (loss) attributable to:
Limited partners' equity	$(38)	$52	$(0.21)	$0.29
General partnership interest in a holding subsidiary held by Brookfield	—	2	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(28)	37	—	—
Net income (loss) attributable to Unitholders	$(66)	$91	$(0.21)	$0.29
Adjusted for proportionate share of:
Depreciation	172	170	0.55	0.54
Foreign exchange and unrealized financial instruments loss	(15)	4	(0.05)	0.01
Deferred income tax recovery	(29)	(71)	(0.09)	(0.23)
Other	109	12	0.35	0.05
Funds From Operations	$171	$206	$0.55	$0.66
Distributions attributable to:
Preferred limited partners' equity	11	9
Preferred equity	7	6
Current income taxes	9	2
Interest expense - borrowings	115	132
Management service costs	35	16
Proportionate Adjusted EBITDA	$348	$371
Attributable to non-controlling interests	202	233
Consolidated Adjusted EBITDA	$550	$604
Weighted average Units outstanding(1)			311.3	312.2

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 7 - BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 6 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2019, we had approximately 95% of 2020 (2018: 87% of 2019) production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan – related to operations, anticipated transactions, and certain foreign currency debt.

- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 35% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 25% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our South American and Asian exposures – representing 40% of our portfolio – due to the high associated costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.
- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances
- Our proportionate floating rate exposure represents 12% of our total debt, after affecting for variable rate debt that has been hedged through the use of interest rate swaps (including those entered into subsequent to year-end). Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed rate debt or hedge due to the high associated costs

Credit
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2019, 66% (2018: 74%) of Brookfield Renewable’s trade receivables were current

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Financial Risk	Description of Risk	Management of Risk
Liquidity
We are exposed to liquidity risk for financial liabilities.
We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio.
For the year ended December 31, 2019, Brookfield Renewable and its subsidiaries were in compliance with its debt covenants except certain covenants mentioned in Note 18 – Capital Management of the annual audited consolidated financial statements.

- As at December 31, 2019, available liquidity was $2.7 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities and undrawn corporate line of credit available. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 - Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

RISK FACTORS
The following represents the most relevant risk factors relating to Brookfield Renewable's business, and is not all-inclusive. For a description of other possible risks please see the Form 20-F which can be accessed on EDGAR and SEDAR.
Risks Related to Our Operations and the Renewable Power Industry
Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our facilities could adversely affect the volume of electricity generated.
The revenues generated by our facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the  watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts.  In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, revenues and cash flow.
Climate change may increase the frequency and severity of severe weather conditions and may have the long-term effect of changing weather patterns, which could result in more frequent and severe disruptions to our generation facilities. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Weather conditions have also historically caused variability in sugarcane harvest. A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogeneration facilities, could limit the volume of electricity these facilities are able to generate.
Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.
A significant portion of the power we generate is sold under long-term PPAs with public utilities, industrial or commercial end-users and Brookfield, some of whom may not be rated by any rating agency. For example, approximately 18% of our economic exposure for 2020 (on a proportionate basis) is with Brookfield entities, the majority of which are not publicly rated and whose obligations are not guaranteed by Brookfield Asset Management.
Advances in technology could impair or eliminate the competitive advantage of our projects.
Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
The amount of uncontracted generation in our portfolio may increase.
As at December 31, 2019, approximately 73% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2018 and 2019, approximately 90% of our generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time and could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.
There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, Brazil, Colombia, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate,, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, such failures could also result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.  A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

We may be exposed to force majeure events.
The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. The jurisdictions in which we operate and our generation assets could be exposed to severe weather conditions, natural disasters, epidemics and potentially catastrophic events.  An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. In addition, certain of our generation assets are located in remote areas which may make access for repair of damage difficult.
We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.
A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have an adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Counterparties to our contracts may not fulfill their obligations.
If, for any reason, any of the purchasers of power under our PPAs, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.  In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of our assets or investments may increase the risk of operational or mechanical failures of such facilities.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
Risks Related to Financing
Our ability to finance our operations is subject to various risks relating to the state of capital markets.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. There is debt throughout our corporate structure that will need to be replaced from time to time: BEP, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (which is non-recourse to BEP). Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.
Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.
The credit rating assigned to BEP or any of our subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
Risks Related to Our Growth Strategy
We may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.
Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions, including acquisitions, may not materialize.
A key part of our strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.
Acquisitions will likely involve some or all of the following risks, which could adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new operations; the risk of environmental or other liabilities associated with the acquired business; the risk of alleged or actual violation of applicable anti-bribery/anti-corruption laws of the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.
There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.
Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of greenfield renewable power projects is typically dependent on a number of factors, including: the ability to secure an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects into existing assets; the ability to acquire suitable labour, equipment and construction services on acceptable terms; the ability to attract project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.
Greenfield power projects may also require large areas of land on which the projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. A government, court, regulator, or Indigenous group may also make a decision or take action that affects the development of a project or the demand for its services. In particular, a regulator may restrict our access to an asset, or

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
The development of our greenfield power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance including, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses, and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability to meet the higher interest and principal repayments arising from the additional debt required.
In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners, and/or municipalities. In some jurisdictions where we have greenfield power projects, it may be possible to claim Indigenous rights to land and the existence or declaration of native title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
We may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations we are currently subject to.
We may pursue acquisitions in new markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. Foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in, for example, the U.S., which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Other Risks Related to Brookfield Renewable
We could become regulated as an “investment company” under the Investment Company Act (and similar legislation in other jurisdictions) which would make it impractical for us to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. BEP is not an “investment company” under the Investment Company Act and does not intend to become one. If BEP were to be deemed an investment company  under the Investment Company Act, we might be required to materially restrict or limit the scope of our operations or plans as it would be impractical for us to operate as intended: certain agreements we have with Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be adversely affected. We would also be limited in the types of acquisitions that we might make, and we might need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of BEP and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of BEP or the termination of BEP, any of which could adversely affect the value of our Units. In addition, if BEP were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, which could adversely affect the value of our Units.
Risks Related to Our Relationship with Brookfield
Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.
A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BEP holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As BEP’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, BEP does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).
BEP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BEP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to BEP. Failing to effectively manage our current operations or to implement our strategy could have an adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.
The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may experience departures again in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have an adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BEP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 8 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
CRITICAL ESTIMATES
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)	Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)	Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

(iii)	Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.
CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)	Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)	Property, Plant and Equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) - Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)	Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9, Financial instruments(“IFRS 9”) and IAS 39, Financial instruments: recognition and measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)	Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
(i) IFRS 3 - Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.
(ii) IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures
Brookfield Renewable adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued in September 2019, (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to an entity’s hedging relationships which are directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the entity assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. No impact is expected since these amendments enable Brookfield Renewable to continue hedge accounting for hedging relationships which have been previously designated.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. Brookfield Renewable is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.
(iii) IFRS 16 - Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application was recognized in retained earnings on January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.
Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in equity.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
FUTURE CHANGES IN ACCOUNTING POLICIES
There are currently no future changes to IFRS with potential impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, we announced a non-binding proposal to acquire all of the outstanding Class A common stock of TerraForm Power, Inc. ("TerraForm Power") not currently held by Brookfield Renewable and its affiliates (the "Proposed Transaction"). Brookfield Renewable and its affiliates currently own an approximate 62% interest in TerraForm Power. Pursuant to the Proposed Transaction, each share of Class A common stock of TerraForm Power would be acquired for Class A shares of Brookfield Renewable Corporation ("BEPC") equivalent to 0.36 of an LP Unit (subject to adjustment on a propor

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

tionate basis to reflect the Special Distribution), and the acquisition would close concurrently with the Special Distribution. A transaction can only proceed upon approval by the special committee of TerraForm Power, a majority of TerraForm Power's stockholders not affiliated with Brookfield Renewable and other customary approvals.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2019 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our audited annual consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”  and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

PART 10 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Annual Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, the completion of the special distribution of BEPC’s class A shares, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and Brookfield Renewable following the distribution of BEPC’s class A shares, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, due to climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; the failure to receive required approvals with respect to the distribution of the BEPC class A shares, including from the SEC, Canadian securities regulators and the stock exchanges on which BEPC intends to apply to list its class A shares; BEPC may not be included in any indices; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Annual Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Annual Report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 7 – Segmented information in the audited annual consolidated financial statements.
MANAGEMENT’S RESPONSIBILITY
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.
Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2020

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or “the Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable as at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
Report on internal control over financial reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) and our report dated February 28, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Leases in 2019 due to the adoption of IFRS 16, Leases. As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Revenue and Financial Instruments in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments.
Basis for Opinion
These financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on Brookfield Renewable’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Revaluation of power generating assets
Description of the Matter
The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2019, Property, plant and equipment on the balance sheet totaled $30,714 million. Revaluations of property, plant and equipment recognized on the statement of other comprehensive income totaled $1,971 million and on the statement of profit or loss totaled $18 million for 2019. As discussed in Note 1(h), 1(q)(i) and 1(r)(iii) and 13 - Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are: future electricity prices, discount rate, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the discount rates which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further we assessed the estimated operating and capital expenditures by comparison to historical data, and tested the computational accuracy of the fair value model. With the assistance of our valuation specialists for the same sample, we also performed a sensitivity analysis over the significant assumptions to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Significant acquisitions
Description of the Matter
During 2019, the Partnership completed the acquisition of the China Wind facility and the India Wind facility, for total consideration of $239 million. As described in Note 1(n) and 3, acquisitions are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Auditing the above noted acquisitions is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include future electricity prices, discount rate, anticipated long-term average generation and estimated operating and capital expenditures.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the acquisition process. This included controls over the review of the purchase price allocation, and specifically management’s review and approval of significant assumptions used to determine the fair value of the acquired power generating assets.

We involved our valuation specialists in assessing the fair value methodology applied and evaluating the significant assumptions discussed above for each power generating asset acquired.

When evaluating the fair value of the acquired power generating assets, we evaluated the Partnership’s valuation methodology and tested the completeness and accuracy of the underlying data supporting the significant assumptions. We performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements. We assessed the anticipated long-term average generation through corroboration with third party engineering reports and comparison to industry benchmarks. We evaluated the discount rates and future electricity prices by reference to market benchmark rates and forecasts specific to the region. We compared the estimated operating and capital expenditures with third party engineering reports. We also obtained and reviewed all supporting documentation and agreements pertaining to the significant acquisitions. Our procedures to evaluate the significant assumptions also included consideration of local market fundamentals, laws and regulations, which we compared to management’s analysis of the significant assumptions utilized in the determination of the fair value of the power generating assets.

We have served as Brookfield Renewable’s auditor since 2011.

Toronto, Canada
February 28, 2020

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2019, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2019, which include the 210 MW wind portfolio in India and the 200 MW wind portfolio in China, whose total assets and net assets on a combined basis constitute approximately 2% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2019 and 1% and 1% of revenues and net income, respectively, for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2019, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2019. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2019.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2020

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on Internal Control over Financial Reporting
We have audited Brookfield Renewable Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the “COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 210 MW wind portfolio in India and the 200 MW wind portfolio in China acquired in 2019, which are included in the 2019 consolidated financial statements of Brookfield Renewable and constituted approximately 2% and 1% of total and net assets, respectively, as of December 31, 2019 and 1% and 1% of revenues and net income for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 210 MW wind portfolio in India and the 200 MW wind portfolio in China acquired in 2019.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2019 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada
February 28, 2020

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2019	2018	2017
Revenues	28	$2,980	$2,982	$2,625
Other income	8	57	50	47
Direct operating costs	9	(1,012)	(1,036)	(978)
Management service costs	28	(108)	(80)	(82)
Interest expense – borrowings	14	(682)	(705)	(632)
Share of earnings from equity-accounted investments	20	11	68	2
Foreign exchange and unrealized financial instruments loss	6	(33)	(34)	(46)
Depreciation	13	(798)	(819)	(782)
Other	10	(91)	(82)	(15)
Income tax (expense) recovery
Current	12	(65)	(30)	(39)
Deferred	12	14	89	(49)
		(51)	59	(88)
Net income		$273	$403	$51
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	$262	$297	$53
General partnership interest in a holding subsidiary held by Brookfield	15	—	1	(1)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	15	(25)	17	(23)
Preferred equity	15	26	26	26
Preferred limited partners' equity	16	44	38	28
Limited partners' equity	17	(34)	24	(32)
		$273	$403	$51
Basic and diluted (loss) earnings per LP Unit		$(0.19)	$0.13	$(0.18)
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
Net income		$273	$403	$51
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	13	1,971	4,558	872
Actuarial gain (loss) on defined benefit plans	30	(14)	9	(2)
Deferred income taxes on above items	12	(376)	(975)	338
Equity-accounted investments	20	175	426	54
Total items that will not be reclassified to net income		1,756	4,018	1,262
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	(101)	(825)	188
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	6	29	(5)	4
Unrealized gain (loss) on foreign exchange swaps - net investment hedge	6	1	93	(94)
Unrealized (loss) gain on investments in equity securities	6	35	(16)	(22)
Reclassification adjustments for amounts recognized in net income	6	7	18	(1)
Deferred income taxes on above items	12	(1)	(19)	11
Equity-accounted investments	20	(1)	—	2
Total items that may be reclassified subsequently to net income		(31)	(754)	88
Other comprehensive income		1,725	3,264	1,350
Comprehensive income		$1,998	$3,667	$1,401
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	$1,057	$2,004	$436
General partnership interest in a holding subsidiary held by Brookfield	15	7	14	8
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	15	351	683	370
Preferred equity	15	54	(22)	65
Preferred limited partners' equity	16	44	38	28
Limited partners' equity	17	485	950	494
		$1,998	$3,667	$1,401
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	21	$115	$173
Restricted cash	22	154	136
Trade receivables and other current assets	23	718	607
Financial instrument assets	6	75	60
Due from related parties	28	60	65
Assets held for sale	5	352	920
		1,474	1,961
Financial instrument assets	6	165	124
Equity-accounted investments	20	1,889	1,569
Property, plant and equipment, at fair value	13	30,714	29,025
Goodwill	18	821	828
Deferred income tax assets	12	116	91
Other long-term assets	24	512	505
		$35,691	$34,103
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$590	$533
Financial instrument liabilities	6	139	27
Due to related parties	28	127	101
Non-recourse borrowings	14	685	495
Liabilities directly associated with assets held for sale	5	137	533
		1,678	1,689
Financial instrument liabilities	6	39	111
Corporate borrowings	14	2,100	2,328
Non-recourse borrowings	14	8,219	7,895
Deferred income tax liabilities	12	4,537	4,140
Other long-term liabilities	26	987	734
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	8,742	8,129
General partnership interest in a holding subsidiary held by Brookfield	15	68	66
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	3,315	3,252
Preferred equity	15	597	568
Preferred limited partners' equity	16	833	707
Limited partners' equity	17	4,576	4,484
		$35,691	$34,103
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial gains (losses) on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
Net income (loss)	(34)	—	—	—	—	—	(34)	44	26	262	—	(25)	273
Other comprehensive income (loss)	—	(35)	538	(4)	1	19	519	—	28	795	7	376	1,725
Preferred Units issued (Note 17)	—	—	—	—	—	—	—	126	—	—	—	—	126
Capital contributions (Note 16)	—	—	—	—	—	—	—	—	—	430	—	—	430
Disposal (Note 4)	—	—	—	—	—	—	—	—	—	(172)	—	—	(172)
Distributions or dividends declared	(370)	—	—	—	—	—	(370)	(44)	(26)	(706)	(55)	(268)	(1,469)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	6
Other	227	(13)	(234)	1	1	(11)	(29)	—	1	4	50	(20)	6
Change in year	(171)	(48)	304	(3)	2	8	92	126	29	613	2	63	925
Balance, as at December 31, 2019	$(1,119)	$(700)	$6,424	$(9)	$(32)	$12	$4,576	$833	$597	$8,742	$68	$3,315	$18,131
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	24	—	—	—	—	—	24	38	26	297	1	17	403
Other comprehensive income (loss)	—	(205)	1,131	3	5	(8)	926	—	(48)	1,707	13	666	3,264
Preferred Units issued	—	—	—	—	—	—	—	196	—	—	—	—	196
LP Units purchased for cancellation	(51)	—	—	—	—	—	(51)	—	—	—	—	—	(51)
Capital contributions	—	—	—	—	—	—	—	—	—	307	—	—	307
Acquisition	—	—	—	—	—	—	—	—	—	21	—	—	21
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(38)	(26)	(553)	(45)	(255)	(1,272)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	8
Other	(315)	(69)	373	—	(10)	(3)	(24)	—	—	52	39	(19)	48
Change in year	(689)	(274)	1,504	3	(5)	(11)	528	196	(48)	1,831	8	409	2,924
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income (loss)	(32)	—	—	—	—	—	(32)	28	26	53	(1)	(23)	51
Other comprehensive income (loss)	—	26	508	(1)	2	(9)	526	—	39	383	9	393	1,350
Preferred Units and LP Units issued	411	—	—	—	—	—	411	187	—	—	—	—	598
Adjustments	(63)	—	—	—	—	—	(63)	—	—	—	1	62	—
Capital contributions	—	—	—	—	—	—	—	—	—	294	—	—	294
Acquisition	—	—	—	—	—	—	—	—	—	525	—	—	525
Distributions or dividends declared	(328)	—	—	—	—	—	(328)	(28)	(26)	(539)	(35)	(243)	(1,199)
Distribution reinvestment plan	10	—	—	—	—	—	10	—	—	—	—	—	10
Other	—	—	(16)	—	—	—	(16)	—	1	(7)	29	(26)	(19)
Change in year	(2)	26	492	(1)	2	(9)	508	187	40	709	3	163	1,610
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
Operating activities
Net income		$273	$403	$51
Adjustments for the following non-cash items:
Depreciation	13	798	819	782
Unrealized foreign exchange and financial instrument loss	6	27	8	43
Share of earnings from equity-accounted investments	20	(11)	(68)	(2)
Deferred income tax (recovery) expense	12	(14)	(89)	49
Other non-cash items		127	53	(6)
Dividends received from equity-accounted investments	20	64	42	31
Changes in due to or from related parties		35	3	5
Net change in working capital balances	29	(87)	(68)	(25)
		1,212	1,103	928
Financing activities
Proceeds from medium term notes	14	449	231	—
Repayment of medium term notes	14	(341)	(152)	(200)
Corporate credit facilities, net		(422)	36	414
Proceeds from non-recourse borrowings		1,759	2,283	1,131
Repayment of non-recourse borrowings		(1,420)	(2,664)	(1,078)
Capital contributions from participating non-controlling interests - in operating subsidiaries	15	412	300	294
Capital repaid to participating non-controlling interests - in operating subsidiaries	15	(113)	—	—
Acquisition of Isagen from non-controlling interests	15	—	—	(5)
Issuance of preferred limited partnership units	16	126	196	187
Issuance of LP Units		—	—	411
Repurchase of LP Units	17	(1)	(51)	—
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	15	(706)	(553)	(539)
To preferred shareholders	15	(26)	(26)	(25)
To preferred limited partners' unitholders	16	(43)	(37)	(26)
To unitholders of Brookfield Renewable or BRELP	15, 17	(684)	(643)	(591)
Borrowings from related party	14	936	200	—
Repayments to related party	14	(936)	(200)	—
		(1,010)	(1,080)	(27)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(202)	(39)	377
Investment in equity-accounted investments	20	(194)	(420)	(439)
Investment in property, plant and equipment	13	(195)	(235)	(355)
Proceeds from disposal of assets		274	23	150
Disposal of (investment in) securities	6	7	27	(77)
Restricted cash and other		59	20	16
		(251)	(624)	(328)
Foreign exchange (loss) gain on cash		(4)	(17)	3
Cash and cash equivalents (decrease) increase		(53)	(618)	576
Net change in cash classified within assets held for sale	5	(5)	(8)	—
Balance, beginning of year		173	799	223
Balance, end of year		$115	$173	$799
Supplemental cash flow information:
Interest paid		$636	$665	$611
Interest received		$19	$22	$27
Income taxes paid		$70	$68	$48
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners" equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2019, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, ZAR, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, South African rand, Indian Rupees and Chinese Yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable Partnership Units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for LP Units on a one for one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including India and China). Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 28 - Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
Equity-accounted investments
Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.
Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.
(c) Recently adopted accounting standards
Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.
IFRS 3 – Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.
IFRS 9 – Financial Instruments and IFRS 7 - Financial Instruments: Disclosures
Brookfield Renewable adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued in September 2019, (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to an entity’s hedging relationships which are directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the entity assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. No impact is expected since these amendments enable Brookfield Renewable to continue hedge accounting for hedging relationships which have been previously designated.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. Brookfield Renewable is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.
IFRS 16 – Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at that date. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.
Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease; and

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in retained earnings.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
(d) Changes to the lease accounting policy
Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(c).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Policy applicable from January 1, 2019
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•
the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

◦
Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or

◦	Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
This policy is applied to contracts entered into, or changed, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Accounting as a lessee under IFRS 16
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

•
The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.
Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at December 31, 2019.
Short-term leases and leases of low-value assets
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Policy applicable before January 1, 2019
For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

◦	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

◦	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

◦
Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Accounting as a lessee under IAS 17
In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.
Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.
Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.
(e) Foreign currency translation
All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.
(f) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(g) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.
(h) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 1(n) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 30 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2019 is 32 years (2018: 33 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.
(i) Asset impairment
At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(j) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(k) Financial instruments
Initial recognition
Under IFRS 9, regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.
At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as FVPL, transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.
Classification and measurement
Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:
Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at FVOCI. Unlike debt instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.
Brookfield Renewable assesses on a forward-looking basis the expected credit losses ("ECL") associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:

•	Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•	A default or delinquency in interest or principal laments;

•	Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•	Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.
Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, and due to related party balances. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:
FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, and derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in profit and loss.
Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the amortization process. Amortized cost is computed using the effective interest method less any principal repayment or reduction. The

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
Brookfield Renewable designates its derivatives as hedges of:

•	Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•	Foreign exchange risk associated with net investment in foreign operations (net investment hedges);

•	Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and

•	Floating interest rate risk associated with payments of debts (cash flow hedges).
At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is an 'economic relationship' between the hedged item and the hedging instrument;

•	The effect of credit risk does not 'dominate the value changes' that result from that economic relationship; and

•
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within unrealized financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within foreign exchange and unrealized financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(l) Revenue and expense recognition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per geographical region are included in Note 7 – Segmented information.
Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2019, revenues recognized at a point in time corresponding to the sale of renewable credits were $25 million (2018: $17 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the Brookfield Renewable's generation activities related to commodity prices. Financial transactions included in revenues for the year ended December 31, 2019 increased revenues by $15 million (2018: decreased revenues by $21 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).
Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.
(m) Income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.
Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(n) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.
(o) Assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.
(p) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowing costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income.
Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Interest and borrowing costs
Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
(v) Provisions
A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.
(vi) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.
(vii) Government grants
Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.
(q) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 - Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.
(r) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgement included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv) Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 and IAS 39, to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(s) Future changes in accounting policies
Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of Brookfield Renewable. Excluding the early adoption of amendments to IFRS 3, IFRS 9 and IFRS 7 described in Note 1(c), Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2019:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100

(1)	Voting control held through voting agreements with Brookfield.
3. ACQUISITIONS
The following investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
India Wind Portfolio
Brookfield Renewable, along with its institutional partners, completed a transaction in India to acquire a 105 MW operating wind facility on June 7, 2019 and a 105 MW operating wind facility on July 8, 2019 (collectively, the "India Wind Portfolio").
Brookfield Renewable, along with institutional partners, acquired the India Wind Portfolio for a total consideration of INR 4.6 billion ($67 million), plus a contingent payment expected to be INR 0.8 billion ($12 million). Brookfield Renewable expects to hold a 25% economic interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the India Wind Portfolio. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the India Wind Portfolio.
This investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the India Wind Portfolio would have been $37 million for the year ended December 31, 2019.
China Wind Facility
On September 30, 2019, Brookfield Renewable, along with its institutional partners, completed the acquisition of a 200 MW operating wind facility in China ("China Wind Facility") for a total consideration of CNY 1,140 million ($160 million). Brookfield Renewable expects to hold a 25% economic interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the China Wind Facility. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the China Wind Facility.
This investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the China Wind Facility would have been $44 million for the year ended December 31, 2019.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	Notes	India Wind Portfolio	China Wind Facility	Total
Restricted cash		$14	$2	$16
Trade receivables and other current assets		14	51	65
Property, plant and equipment	13	243	307	550
Current liabilities		(1)	(23)	(24)
Current portion of non-recourse borrowings	14	(12)	(18)	(30)
Financial instruments		(4)	—	(4)
Non-recourse borrowings	14	(158)	(131)	(289)
Deferred income tax liabilities		(8)	(28)	(36)
Other long-term liabilities		(9)	—	(9)
Fair value of net assets acquired		$79	$160	$239
The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
X-Elio
In December 2019, Brookfield Renewable, along with its institutional partners, completed a 50-50 joint venture in respect of X-Elio. Headquartered in Spain, X-Elio's portfolio includes approximately 972 MW of operating solar, approximately 1,000 MW of assets under construction and a 5,000 MW development pipeline with a focus in Spain, Mexico, U.S. and Japan. Brookfield Renewable retains an approximate 12.5% economic interest in the joint venture. Brookfield Renewable's consideration was €124 million ($138 million).
Completed in 2018
The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.
Biotherm
Brookfield Renewable previously acquired TerraForm Global, Inc. (“TerraForm Global”) on December 28th, 2017. Included in the net identifiable assets of TerraForm Global was $56 million in restricted cash and deposits for the acquisition of controlling interests (ranging between 65% and 70%) in three separate companies that cumulatively operate 49 MW of wind and solar assets in South Africa (“Biotherm”).
In March 2018, Brookfield Renewable acquired Biotherm for a total consideration of $71 million. This amount was transferred in two tranches and included the aforementioned deposit, a cash payment of $12 million and deferred consideration of $3 million.
The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Northern Ireland Wind
In March 2018, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 23 MW wind facility in Northern Ireland (“Northern Ireland Wind”).
In October 2018, Brookfield Renewable, along with its institutional partners, completed the acquisition of Northern Ireland Wind. The total consideration was £22 million ($28 million). Brookfield Renewable retains an approximate 40% controlling interest.
The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other  in the consolidated statement of income.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Purchase price allocations
Final purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	Biotherm	Northern Ireland Wind	Total
Cash and cash equivalents	$12	$1	$13
Trade receivables and other current assets	7	—	7
Property, plant and equipment, at fair value	158	53	211
Current liabilities	(3)	(4)	(7)
Current portion of non-recourse borrowings	(3)	—	(3)
Financial instruments	(2)	—	(2)
Non-recourse borrowings	(69)	(18)	(87)
Deferred income tax liabilities	(35)	(4)	(39)
Non-controlling interests	(21)	—	(21)
Fair value of net assets acquired	44	28	72
Goodwill	27	—	27
Purchase price	$71	$28	$99
Completed in 2017
The following investments were accounted for using the equity method as  Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
European Storage
In August 2017, Brookfield Renewable, along with its institutional partners, acquired a 25% interest in FHH Guernsey Ltd which owns a 2.1 GW pumped storage portfolio in the United Kingdom (“European Storage”). Brookfield Renewable retains an approximate 7% economic interest in the portfolio. Total consideration was £194 million ($248 million). The acquisition costs of £1 million ($1 million) were incurred and capitalized.
TerraForm Power
In October 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 51% interest in TerraForm Power, Inc. (“TerraForm Power”). TerraForm Power is a 2,600 MW large scale diversified portfolio of solar and wind assets located predominately in the U.S. Brookfield Renewable retains an indirect economic interest of approximately 16% in TerraForm Power for a total net investment of $203 million.
Brookfield Renewable had previously accounted for its indirect interest in TerraForm Power as an available for sale investment. The change from available for sale accounting to equity method accounting resulted in a gain of $13 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.  The acquisition costs of $1 million were incurred and capitalized.
In October 2017, Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election for one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
European Wind
In February 2017, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 16 MW wind facility in Northern Ireland (“European Wind”).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

In August 2017, Brookfield Renewable, along with its institutional partners, completed the acquisition of European Wind, which was commissioned in July of 2017. If the acquisition had taken place at the beginning of the year, the revenue from European Wind earned prior to the date of acquisition would have been immaterial. The total consideration was £24 million ($32 million). Brookfield Renewable retains an approximate 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.
TerraForm Global
In December 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 100% interest in TerraForm Global. TerraForm Global is a 919 MW portfolio of diversified solar and wind assets located predominately in Brazil and Asia. The total consideration paid was $657 million and the fair value of the interest previously held was $100 million. Brookfield Renewable retains a 31% economic interest in TerraForm Global with its share of the fair value of previously held interest on the acquisition date totaling $30 million. Brookfield Renewable’s share of the consideration paid was $202 million.
Brookfield Renewable had previously accounted for its indirect interest in TerraForm Global as an available for sale investment. The change from available for sale accounting to consolidation accounting resulted in a gain of $2 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.
If the acquisition had taken place at the beginning of the year, the revenue from TerraForm Global for the year ended December 31, 2017 would have been $250 million. The total acquisition costs of $1 million were expensed as incurred and have been classified under Other  in the audited annual consolidated statements of income.
In December 2017, Brookfield Renewable entered into a voting agreement with an affiliate of Brookfield Renewable that ultimately controls TerraForm Global. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield subsidiary.
Purchase price allocations
Final purchase price allocations, at fair value, with respect to the acquisitions completed in 2017 are as follows:

(MILLIONS)	TerraForm Global	European Wind	Total
Cash and cash equivalents	$611	$—	$611
Restricted cash	90	—	90
Trade receivables and other current assets	62	1	63
Financial instruments	20	—	20
Property, plant and equipment, at fair value	1,208	37	1,245
Deferred tax assets	18	—	18
Other long-term assets	94	—	94
Current liabilities	(73)	(4)	(77)
Current portion of non-recourse borrowings	(1,183)	—	(1,183)
Financial instruments	(15)	—	(15)
Non-recourse borrowings	(5)	—	(5)
Deferred income tax liabilities	(15)	(2)	(17)
Other long-term liabilities	(54)	—	(54)
Non-controlling interests	(1)	—	(1)
Fair value of net assets acquired	$757	$32	$789
During the years ended December 31, 2019 and 2018, the purchase price allocations for the acquisitions in 2018 and 2017, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

audited annual consolidated financial statements for 2018 and 2017 had to be considered for acquisitions made in the respective years.
4. DISPOSAL OF ASSETS
In May and August 2019, Brookfield Renewable, along with its institutional partners, completed the partial sale of its South African Portfolio, corresponding to 146 MW of wind and solar assets. The total consideration was ZAR 1,651 million ($112 million). This resulted in a loss on disposition of $8 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $135 million ($42 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $42 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was approximately 31%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and presented as an Other item in the consolidated statements of changes in equity.
In October 2019, Brookfield Renewable, along with its institutional partners, completed the sale of 191 MW of wind assets in Northern Ireland and Portugal. The total consideration was $186 million ($74 million net to Brookfield Renewable). This resulted in a loss on disposition of $6 million recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in the third quarter of 2019, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $83 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was 40%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $49 million post-tax was reclassified from other comprehensive income directly to equity and presented as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$291
Carrying value of net assets held for sale	—
Assets	1,071
Liabilities	(680)
Non-controlling interests	(86)
305
Loss on disposal, net of transaction costs	$(14)

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

5. ASSETS HELD FOR SALE
As at December 31, 2019, assets held for sale within Brookfield Renewable's operating segments include solar assets in South Africa and Asia. The sales of these assets are expected to be completed in 2020.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2019	2018
Assets
Cash and cash equivalents	$14	$8
Restricted cash	22	47
Trade receivables and other current assets	13	28
Property, plant and equipment, at fair value	303	749
Goodwill	—	22
Other long-term assets	—	66
Assets held for sale	$352	$920
Liabilities
Current liabilities	$18	$23
Non-recourse borrowings	73	360
Other long-term liabilities	46	150
Liabilities directly associated with assets held for sale	$137	$533
Brookfield Renewable continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income, consolidated statements of comprehensive income, and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.
In 2019, Brookfield Renewable completed the partial sale of its South Africa wind portfolio, corresponding to 146 MW of wind and solar assets, and the sale of a 191 MW portfolio of wind assets in Europe. See Note 4 - Disposal of assets.
6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflect the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.

(a)	Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.
Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i)	Electricity price risk
Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.
The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$(7)	$(3)	$(3)	$(7)	$(10)	$(4)
5% decrease	7	3	3	7	10	4

(1)	Amounts represent the potential annual net pretax impact.

(ii)	Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, Euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$20	$30	$4	$32	$44	$79
5% decrease	(24)	(30)	(4)	(32)	(44)	(79)

(1)	Amounts represent the potential annual net pretax impact.

(iii)	Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.
Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $3,146 million (2018: $3,764 million). Of this principal value, $1,151 million (2018: $1,447 million) has been fixed through the use of interest rate contracts. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
1% increase	$34	$(10)	$17	$17	$42	$54
1% decrease	(34)	11	(17)	(17)	(42)	(54)

(1)	Amounts represent the potential annual net pretax impact.

(b)	Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 23 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2019	2018
Trade receivables and other short-term receivables	$548	$448
Due from related parties	60	65
Contract asset	473	447
	$1,081	$960

(c)	Liquidity risk
Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date. As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2019 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$590	$—	$—	$590
Financial instrument liabilities(1)	139	30	9	178
Due to related parties	127	—	—	127
Other long-term liabilities – concession payments	1	4	9	14
Lease liabilities	24	68	100	192
Corporate borrowings(1)	—	607	1,500	2,107
Non-recourse borrowings(1)	685	2,681	5,598	8,964
Interest payable on borrowings(2)	597	1,990	2,087	4,674
Total	$2,163	$5,380	$9,303	$16,846

AS AT DECEMBER 31, 2018 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$533	$—	$—	$533
Financial instrument liabilities(1)	27	57	54	138
Due to related parties	101	—	—	101
Other long-term liabilities – concession payments	1	4	10	15
Corporate borrowings(1)	6	1,344	990	2,340
Non-recourse borrowings(1)	489	2,806	5,164	8,459
Interest payable on borrowings(2)	577	1,906	1,684	4,167
Total	$1,734	$6,117	$7,902	$15,753

(1)	Includes both the current and long-term amounts.

(2)
Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculations based on estimated interest rates.

Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2019	2018
Assets measured at fair value:
Cash and cash equivalents	$115	$—	$—	$115	$173
Restricted cash(1)	173	—	—	173	181
Financial instrument assets(2)
Energy derivative contracts	—	53	23	76	3
Interest rate swaps	—	—	—	—	9
Foreign exchange swaps	—	4	—	4	55
Investments in equity securities	25	87	48	160	117
Property, plant and equipment	—	—	30,714	30,714	29,025
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(8)	—	(8)	(22)
Interest rate swaps	—	(131)	—	(131)	(116)
Foreign exchange swaps	—	(39)	—	(39)	—
Contingent consideration(3)	—	—	(11)	(11)	(3)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	1,010	—	—	1,010	703
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,905)	(299)	—	(2,204)	(2,367)
Non-recourse borrowings	(416)	(9,157)	—	(9,573)	(8,696)
Total	$(998)	$(9,490)	$30,774	$20,286	$19,062

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to business combinations with obligations lapsing between 2020 and 2024.

(4)	The fair value corresponds to Brookfield Renewable’s investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the year ended December 31, 2019.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2019		2018
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$76	$8	$68	$(19)
Interest rate swaps	—	131	(131)	(107)
Foreign exchange swaps	4	39	(35)	55
Investments in equity securities	160	—	160	117
Total	240	178	62	46
Less: current portion	75	139	(64)	33
Long-term portion	$165	$39	$126	$13

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2019	2018	2017
Balance, beginning of year		$46	$(85)	$(28)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through OCI on investments in equity securities	(a)	35	(16)	(20)
Unrealized (loss) through income on energy derivative contracts	(b)	15	(3)	(5)
Unrealized (loss) through OCI on energy derivative contracts	(b)	38	—	(17)
Unrealized gain (loss) through income on interest rate swaps	(c)	(22)	17	1
Unrealized gain (loss) through OCI on interest rate swaps	(c)	(2)	14	18
Unrealized gain (loss) through income on foreign exchange swaps	(d)	(23)	76	(29)
Unrealized gain (loss) through OCI on foreign exchange swaps	(d)	—	87	(94)
Acquisitions, settlements and other		(25)	(44)	89
Balance, end of year		$62	$46	$(85)

Financial instrument assets designated at fair value through OCI
Investments in equity securities	(a)	$160	$117	$159

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(b)	$53	$3	$—
Interest rate swaps	(c)	—	—	1
Foreign exchange swaps	(d)	4	32	19
Net positions		$57	$35	$20

Derivative assets designated as hedging instruments:
Energy derivative contracts	(b)	$23	$—	$—
Interest rate swaps	(c)	—	9	5
Foreign exchange swaps	(d)	—	23	1
Net positions		$23	$32	$6

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(b)	$(8)	$(7)	$(5)
Interest rate swaps	(c)	(123)	(82)	(107)
Foreign exchange swaps	(d)	(17)	—	(33)
Net positions		$(148)	$(89)	$(145)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(b)	$—	$(15)	$(14)
Interest rate swaps	(c)	(8)	(34)	(48)
Foreign exchange swaps	(d)	(22)	—	(63)
Net positions		$(30)	$(49)	$(125)

Total financial instruments, net		$62	$46	$(85)

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

(a)	Investments in equity securities
Investments in equity securities are held to achieve a particular business objective other than short-term trading and are designated at fair value through OCI. There is no recycling of gains or losses through profit or loss. Upon derecognition of the associated asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
In the comparative period ending December 31, 2017, presented in accordance with IAS 39, investments in equity securities were classified as available-for-sale securities and were assessed for impairment at each reporting date. For the year ended December 31, 2017, gains of $2 million relating to available-for-sale securities were reclassified from OCI to net income.

(b)	Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the energy derivative contracts are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
For the year ended December 31, 2019, gains of $15 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (2018: $6 million losses and 2017: $23 million gains).
Based on market prices as of December 31, 2019, unrealized gains of $21 million (2018: $14 million losses and 2017: $9 million losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	23	(15)
Notional amount - millions of U.S. dollars	175	188
Notional amount - GWh	4,650	5,024
Weighted average hedged rate for the year ($/MWh)	38	37
Maturity dates	2020 - 2022	2019 - 2020
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	29	(8)
Change in value of hedged item used to determine hedge effectiveness	(29)	9
There is no hedge ineffectiveness loss recognized in Unrealized financial instruments loss in the consolidated statements of income related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2019 (2018: $2 million).

(c)	Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed rate loans (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swaps are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.
The hedge ineffectiveness can arise from:

•	Different interest rate curves being applied to discount the hedged item and hedging instrument

•	Differences in timing of cash flows of the hedged item and hedging instrument

•	The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2019, agreements with a total notional exposure of $1,298 million were outstanding (2018: $1,444 million) including $720 million (2018: $383 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.9% (2018: 3.6% and 2017: 4.5%).
For the year ended December 31, 2019, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income were $22 million losses (2018: $14 million and 2017: $20 million).
Based on market prices as of December 31, 2019, unrealized losses of $14 million (2018: $10 million and 2017: $18 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(8)	(25)
Notional amount - $	124	178
Notional amount - C$(1)	227	151
Notional amount - €(1)	—	377
Notional amount - £(1)	—	99
Notional amount - COP(1)	227	256
Maturity dates	2021 - 2034	2019 - 2036
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(8)	8
Change in value of hedged item used to determine hedge effectiveness	10	(2)

(1)	Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2019 foreign currency spot rate
The hedge ineffectiveness gain recognized in Unrealized financial instruments loss in the consolidated statements of income related to interest rate contracts (cash flow hedges) for the year ended December 31, 2019 was $1 million (2018: $9 million).

(d)	Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.
Certain Brookfield subsidiaries that Brookfield Renewable controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of Brookfield Renewable’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.
At December 31, 2019, agreements with a total notional exposure of $1,167 million were outstanding (2018: $1,844 million) including $555 million (2018: $957 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2018: nil losses and 2017: $48 million losses). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(22)	23
Notional amount for hedges of the Canadian dollar(1)	—	419
Notional amount for hedges of the Euro(1)	146	221
Notional amount for hedges of the British pounds sterling(1)	170	247
Notional amount for hedges of the Chinese yuan(1)	195	—
Notional amount for hedges of other currencies(1)	101	—
Maturity date	2020 - 2021	2019
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts	—	1.34
€/$ foreign exchange forward contracts	0.90	0.82
£/$ foreign exchange forward contracts	0.82	0.76
CNY/$ foreign exchange forward contracts	7.22	—

(1)	Notional amounts expressed in millions of U.S. dollars

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table presents a reconciliation of the LP unitholder equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2017	$(29)	$15	$(378)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(1)	—	—
Interest rate swaps	1	—	—
Foreign exchange swaps	—	—	42
Amount reclassified to profit or loss	7	—	—
Foreign currency revaluation of designated borrowings	—	—	87
Foreign currency revaluation of net foreign operations	—	—	(324)
Valuation of investments in equity securities designated FVOCI	—	(8)	—
Tax effect	(2)	—	(10)
Other	(10)	(3)	(69)
Balance, as at December 31, 2018	$(34)	$4	$(652)
Effective portion of changes in fair value arising from:
Interest rate swaps	(1)	—	—
Amount reclassified to profit or loss	2	—	—
Foreign currency revaluation of designated borrowings	—	—	(49)
Foreign currency revaluation of net foreign operations	—	—	14
Valuation of investments in equity securities designated FVOCI	—	19	—
Other	1	(11)	(13)
Balance, as at December 31, 2019	$(32)	$12	$(700)

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of Brookfield Renewable's strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	905	234	237	223	95	37	20	183	87	—	2,021	(379)	1,338	2,980
Other income	13	19	—	2	4	—	—	17	—	33	88	(17)	(14)	57
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(38)	(46)	(23)	(665)	108	(455)	(1,012)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	288	26	314
Adjusted EBITDA	632	181	144	163	67	28	16	162	41	10	1,444	—	895
Management service costs	—	—	—	—	—	—	—	—	—	(108)	(108)	—	—	(108)
Interest expense - borrowings	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(59)	(13)	(92)	(470)	104	(316)	(682)
Current income taxes	(7)	(11)	(9)	(3)	(2)	(1)	(1)	—	(1)	—	(35)	9	(39)	(65)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(113)	(12)	(125)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(528)	(528)
Funds From Operations	469	150	101	94	48	19	10	103	27	(260)	761	—	—
Depreciation	(227)	(84)	(21)	(157)	(47)	(17)	(5)	(65)	(23)	(4)	(650)	155	(303)	(798)
Foreign exchange and unrealized financial instrument loss	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	9	(12)	(33)
Deferred income tax recovery	(27)	4	(4)	24	11	—	—	15	—	46	69	(41)	(14)	14
Other	(76)	(6)	(2)	(23)	(9)	2	—	(49)	—	(46)	(209)	55	63	(91)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(178)	—	(178)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	266	266
Net income (loss) attributable to Unitholders(2)	150	59	72	(64)	(7)	1	6	5	1	(282)	(59)	—	—	(59)

(1)
Share of earnings from equity-accounted investments of $11 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $262 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$893	$244	$216	$219	$73	$42	$12	$146	$85	$—	$1,930	$(286)	$1,338	$2,982
Other income	12	5	4	2	11	—	—	5	—	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	—	900
Management service costs	—	—	—	—	—	—	—	—	—	(80)	(80)	—	—	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	—	1	—	—	—	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(85)	(12)	(97)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	—	—
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	—	(2)	(3)	(29)	(34)
Deferred income tax expense	(1)	1	18	20	2	—	—	21	—	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	—	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(62)	—	(62)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	274	274
Net income (loss) attributable to Unitholders(2)	$189	$3	$87	$(18)	$5	$1	$4	$33	$(2)	$(260)	$42	$—	$—	$42

(1)
Share of earnings from equity-accounted investments of $68 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $297 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2017:

	Attributable to Unitholders										Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Solar
Revenues	945	243	191	161	46	26	8	59	—	1,679	(74)	1,020	2,625
Other income	1	12	2	—	—	—	—	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	57	—	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	—	609
Management service costs	—	—	—	—	—	—	—	—	(82)	(82)	—	—	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	—	(1)	—	(1)	—	—	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Preferred equity	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	—	—
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	—	(539)	22	(265)	(782)
Foreign exchange and unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	—	(1)	—	(15)	(47)	2	(1)	(46)
Deferred income tax expense (recovery)	(67)	2	(10)	28	5	—	1	—	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	—	(6)	(26)	12	(1)	(15)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	—	—	(56)

(1)
Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2019:
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(89)	$61	$115
Property, plant and equipment, at fair value	11,488	1,938	1,773	2,556	628	368	187	2,018	732	—	21,688	(4,147)	13,173	30,714
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(2,872)	15,022	35,691
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(2,157)	3,880	11,004
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(715)	2,398	6,556
For the year ended December 31, 2019:
Additions to property, plant and equipment	112	41	13	121	21	3	—	—	26	3	340	(121)	144	363
As at December 31, 2018:
Cash and cash equivalents	$6	$37	$7	$30	$29	$5	$2	$41	$9	$3	$169	(81)	$85	$173
Property, plant and equipment, at fair value	11,498	1,907	1,609	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	2,105	1,868	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	198	419	1,210	463	75	31	1,021	249	2,328	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	150	434	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the year ended December 31, 2018:
Additions to property, plant and equipment	96	30	7	11	10	—	—	9	3	6	172	(16)	145	301

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Geographical Information
The following table presents consolidated revenue split by geographical region for the year ended December 31:

(MILLIONS)	2019	2018	2017
United States	$924	$926	$871
Colombia	979	896	797
Canada	384	428	480
Brazil	401	429	366
Europe	121	126	111
Asia	171	177	—
	$2,980	$2,982	$2,625
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2019	December 31, 2018
United States	$13,071	$12,705
Colombia	7,353	6,665
Canada	6,149	5,705
Brazil	3,631	3,553
Europe	1,539	1,624
Asia	860	342
	$32,603	$30,594

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Interest and other investment income	$29	$22	$32
Gain on regulatory provision	14	—	—
Gain on available for sale investments	—	—	15
Other	14	28	—
	$57	$50	47
9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2019	2018	2017
Operations, maintenance and administration		$(543)	$(581)	$(567)
Water royalties, property taxes and other		(140)	(142)	(161)
Fuel and power purchases(1)		(309)	(289)	(226)
Energy marketing fees	28	(20)	(24)	(24)
		$(1,012)	$(1,036)	$(978)

(1)	Fuel and power purchases are primarily attributable to our portfolio in Colombia.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

10. OTHER
Brookfield Renewable’s Other for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Transaction costs	$(1)	$(2)	$(9)
Change in fair value of property, plant and equipment	(21)	(44)	(33)
Other	(69)	(36)	27
	$(91)	$(82)	$(15)
11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2019	2018	2017
Foreign currency translation on
Property, plant and equipment, at fair value	13	$61	$(1,512)	$506
Borrowings	14	(133)	537	(282)
Deferred income tax liabilities and assets	12	(43)	184	(82)
Other assets and liabilities		14	(34)	46
		$(101)	$(825)	$188
12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2019	2018	2017
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(65)	$(30)	$(39)
Deferred taxes
Income taxes - origination and reversal of temporary differences	26	2	8
Relating to change in tax rates / imposition of new tax laws	1	95	(42)
Relating to unrecognized temporary differences and tax losses	(13)	(8)	(15)
	14	89	(49)
Total income tax recovery (expense)	$(51)	$59	$(88)
The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2019	2018	2017
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$—	$(2)	$(4)
Other	2	(20)	15
Revaluation surplus
Origination and reversal of temporary differences	(356)	(1,117)	(248)
Relating to changes in tax rates / imposition of new tax laws	(59)	54	586
	$(413)	$(1,085)	$349

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2019	2018	2017
Statutory income tax (expense) recovery(1)	$(94)	$(100)	$(50)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(17)	(8)	(15)
Differences between statutory rate and future tax rate	1	95	(37)
Subsidiaries' income taxed at different rates	55	75	14
Other	4	(3)	—
Effective income tax recovery (expense)	$(51)	$59	$(88)

(1)	Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was 15.74% for the year ended December 31, 2019 (2018: (17.15%) and 2017: 63.31%). The effective tax rate is less than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2019	2018	2017
2020 to 2023	$3	$3	$8
2024 and thereafter	102	85	108
	$105	$88	$116
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2017	$499	$(4,151)	$(3,652)
Recognized in Net income (loss)	(97)	48	(49)
Recognized in equity	13	341	354
Business combination	79	(63)	16
Foreign exchange	14	(94)	(80)
As at December 31, 2017	508	(3,919)	(3,411)
Recognized in Net income (loss)	(60)	149	89
Recognized in equity	1	(985)	(984)
Business combination	—	73	73
Foreign exchange	(20)	204	184
As at December 31, 2018	429	(4,478)	(4,049)
Recognized in Net income (loss)	8	6	14
Recognized in equity	11	(384)	(373)
Business combination	7	23	30
Foreign exchange	9	(52)	(43)
As at December 31, 2019	$464	$(4,885)	$(4,421)

The deferred income tax liabilities include $4,038 million (2018: $3,685 million and 2017: $2,561 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $3,628 million (2018: $3,398 million and 2017: $1,549 million).

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2017		$22,399	$3,803	$575	$319	$27,096
Additions		212	36	47	6	301
Acquisitions through business combinations	3	—	125	86	—	211
Transfer to assets held for sale	5	—	(58)	(691)	—	(749)
Items recognized through OCI:
Change in fair value		3,775	466	313	4	4,558
Foreign exchange		(1,138)	(256)	(77)	(41)	(1,512)
Items recognized through net income:
Change in fair value		(33)	(20)	—	(8)	(61)
Depreciation		(536)	(236)	(25)	(22)	(819)
As at December 31, 2018		24,679	3,860	228	258	29,025
IFRS 16 adoption (3)		79	62	—	4	145
Additions		172	42	—	4	218
Disposals	4	—	(440)	—	—	(440)
Acquisitions through business combinations	3	—	550	—	—	550
Items recognized through OCI:
Change in fair value		1,521	460	(7)	(3)	1,971
Foreign exchange		108	(29)	(10)	(8)	61
Items recognized through net income:
Change in fair value		(15)	(1)	(1)	(1)	(18)
Depreciation		(520)	(246)	(13)	(19)	(798)
As at December 31, 2019(4)		$26,024	$4,258	$197	$235	$30,714

(1)	Includes biomass and cogeneration.

(2)	Includes intangible assets of $10 million (2018: $11 million) and assets under construction of $334 million (2018: $388 million).

(3)
On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1 - Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

(4)	Includes right-of-use assets not subject to revaluation of $71 million in our hydroelectric segment, $51 million in our wind segment and $3 million in our other segment.
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(h) – Property, plant and equipment and revaluation method and 1(q)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Brookfield Renewable has a purchase option that can be exercised in November 2020, subject to consent from its third-party investment partners, to acquire the 192 MW hydroelectric facility in Louisiana that it currently operates under a lease arrangement, for total consideration of $560 million.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2019	2018	2019	2018	2019	2018	2019	2018
Discount rate(1)
Contracted	4.6% - 5.1%	4.8% - 5.3%	9.0%	9.6%	8.2%	9.0%	3.5%	4.0% - 4.3%
Uncontracted	6.2% - 6.7%	6.4% - 6.9%	10.3%	10.9%	9.5%	10.3%	5.3%	5.8% - 6.1%
Terminal capitalization rate(2)	6.2% - 6.7%	6.1% - 6.8%	9.8%	10.4%	N/A	N/A	N/A	N/A
Exit date	2039	2038	2039	2038	2047	2047	2034	2033

(1)	Discount rates are not adjusted for asset specific risks.

(2)	The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2019
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(870)	$(190)	$(90)	$(10)	$(1,160)
25 bps decrease in discount rates	940	250	70	10	1,270
5% increase in future energy prices	820	400	80	10	1,310
5% decrease in future energy prices	(820)	(400)	(80)	(10)	(1,310)
25 bps increase in terminal capitalization rate(1)	(210)	(40)	—	—	(250)
25 bps decrease in terminal capitalization rate(1)	220	40	—	—	260

	2018
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(770)	$(180)	$(80)	$(20)	$(1,050)
25 bps decrease in discount rates	840	190	80	20	1,130
5% increase in future energy prices	800	440	100	20	1,360
5% decrease in future energy prices	(800)	(440)	(100)	(20)	(1,360)
25 bps increase in terminal capitalization rate(1)	(210)	(30)	—	—	(240)
25 bps decrease in terminal capitalization rate(1)	230	30	—	—	260

(1)	The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2019, including a one-time 30-year renewal for applicable hydroelectric assets, is 32 years (2018: 33 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2019:

	North America	Colombia	Brazil	Europe
1 - 10 years	54%	25%	68%	71%
11 - 20 years	30%	0%	33%	13%

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$87	COP	217,000	R$	295	€82
11 - 20 years	77		272,000	407		102

(1)	Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$66	COP	257,000	R$	273	€75
11 - 20 years	132		358,000	411		84

(1)	Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2023 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $200 million (2018: $150 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2019	2018
Hydroelectric	$11,816	$11,888
Wind	2,705	2,753
Solar	138	260
Other(1)	234	246
	$14,893	$15,147

(1)	Includes biomass and cogeneration.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2019				December 31, 2018
(MILLIONS EXCEPT AS NOTED)	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	2.9	5	$299	$299	3.3	4	$721	$721
Medium Term Notes:
Series 4 (C$150)	5.8	17	$115	$142	5.8	18	$110	$124
Series 7 (C$450)	—	—	—	—	5.1	2	330	342
Series 8 (C$400)	4.8	2	308	324	4.8	3	293	309
Series 9 (C$400)	3.8	5	308	322	3.8	6	293	288
Series 10 (C$500)	3.6	7	384	400	3.6	8	367	357
Series 11 (C$300)	4.3	9	231	248	4.3	10	220	220
Series 12 (C$300)	3.4	10	231	232	—	—	—	—
Series 13 (C$300)	4.3	30	231	237	—	—	—	—
	4.1	10	$1,808	$1,905	4.4	7	$1,613	$1,640
Total corporate borrowings			2,107	$2,204			2,334	$2,361
Less: Unamortized financing fees(1)			(7)				(6)
			$2,100				$2,328
(1) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2019	2018	2017
Corporate borrowings
Unamortized financing fees, beginning of year	$(6)	$(5)	$(6)
Additional financing fees	(2)	(2)	—
Amortization of financing fees	1	1	1
Unamortized financing fees, end of year	$(7)	$(6)	$(5)
Credit facilities
On June 12, 2019, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2024. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable base rate plus an applicable margin, which is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20% as at December 31, 2019.
In June 2019, Brookfield Renewable increased its letter of credit facility by $100 million to a total of $400 million.
In December 2019, Brookfield Renewable and Brookfield Asset Management agreed to amend the $400 million credit facility provided by Brookfield to extend its maturity by one year to December 31, 2020. The interest rate is LIBOR plus up to 2%. As at December 31, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to December 31, 2019 including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2019 totaled $6 million (2018: $8 million).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

In December 2019, Brookfield Renewable closed a $50 million bi-lateral, sustainability-linked revolving corporate credit facility that matures on June 30, 2024. The cost of the facility will benefit from margin reduction as Brookfield Renewable grows in carbon offsets through growing its renewable portfolio.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.
The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2019	2018
Authorized corporate credit facilities(1)	$2,150	$2,100
Draws on corporate credit facilities(1)	(299)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(266)	(209)
Available portion of corporate credit facilities	$1,985	$1,470

(1)	Amounts are guaranteed by Brookfield Renewable. Excludes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 31 - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
On September 13, 2019, Brookfield Renewable completed the issuance of C$300 million ($227 million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes. The medium term notes have fixed interest rates of 3.4% and 4.3%, respectively, and have maturity dates of January 15, 2030 and November 15, 2049, respectively. Both series were corporate-level green bonds.
In October 2019, Brookfield Renewable repaid C$450 million ($341 million) of Series 7 medium term notes prior to maturity.
In December 2019, Brookfield Renewable established a $500 million U.S. commercial paper program.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), or Extended National Consumer Price Index (IPCA), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt. Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. As at December 31, 2019, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2019				December 31, 2018
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	5.9	10	$6,616	$7,106	6.1	9	$6,318	$6,517
Wind	5.2	11	1,899	2,006	4.7	11	1,914	1,957
Solar	5.1	5	355	363	6.0	7	142	133
Storage and other	3.9	4	94	98	4.1	5	91	95
Total	5.7	10	8,964	$9,573	5.7	10	8,465	$8,702
Add: Unamortized premiums(2)			9				1
Less: Unamortized financing fees(2)			(69)				(76)
Less: Current portion			(685)				(495)
			$8,219				$7,895

(1)	Includes a lease liability of $330 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation.

(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Non-recourse borrowings
Hydro	$402	$123	$583	$924	$399	$4,185	$6,616
Wind	133	120	156	156	127	1,207	1,899
Solar	149	10	—	—	—	196	355
Storage and other	1	80	1	1	1	10	94
	$685	$333	$740	$1,081	$527	$5,598	$8,964
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2019	2018	2017
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(76)	$(72)	$(74)
Additional financing fees	(15)	(21)	(16)
Amortization of financing fees	12	12	14
Foreign exchange translation and other	10	5	4
Unamortized financing fees, end of year	$(69)	$(76)	$(72)
On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.1% and matures in 2045.
On June 6, 2019, Brookfield Renewable completed a bond financing associated with the Colombian business. The financing consisted of COP 1.1 trillion ($333 million) in senior unsecured bonds with maturities of 4, 8, 15 and 30 years at rates of 6.1%, 7.0%, IPC + 3.7% and IPC + 4.0%, respectively.
On June 14, 2019, Brookfield Renewable completed a refinancing of €325 million ($365 million) of debt associated with the European business. The amortizing debt, including associated swaps, bears a fixed interest rate of 3.2% and matures in December 2032.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

On June 21, 2019, Brookfield Renewable completed a refinancing of $155 million, including an incremental borrowing of $30 million, associated with a hydroelectric portfolio in the United States. The incremental portion of the borrowing bears a fixed rate of 3.4% and matures in January 2022.
On August 15, 2019, Brookfield Renewable completed a refinancing of $45 million associated with the United States hydroelectric business. The debt bears interest at the applicable base rate plus a margin of 2.8% and matures in September 2022.
On October 8, 2019, Brookfield Renewable completed a refinancing of $168 million associated with a wind portfolio in China. The up-financing portion of the debt bears interest at 110% of the applicable base rate and matures in 2031.
During the fourth quarter of 2019, Brookfield Renewable completed financings totaling COP 600 billion ($182 million) associated with the Colombian business. The loans bear interest at the applicable base rate plus a margin between 4.1% and 4.23% and mature between 2026 and 2031.
On November 13, 2019, Brookfield Renewable completed a refinancing of $17 million associated with a hydroelectric portfolio in the United States. The debt bears interest at the applicable base rate plus a margin of 3.3% and matures on September 17, 2022.
In December 2019, Brookfield Renewable completed a non-recourse financing of R$187 million ($47 million) associated with a 30 MW hydroelectric facility currently under construction in Brazil. As at December 31, 2019, R$63 million ($15 million) was drawn. The loan bears interest at the applicable base rate plus a margin of 3.8% and matures in 2038.
In December 2019, we completed a R$450 million ($110 million) non-recourse refinancing associated with a portfolio of assets in Brazil. The loan bears interest at the applicable base rate plus a margin of 1.4% and matures in December 2027.
On December 2, 2019, Brookfield Renewable completed a refinancing of C$628 million ($472 million), including an up-financing of C$153 million ($115 million) associated with a hydroelectric portfolio in Canada. As at December 31, 2019, $228 million was drawn with the remaining $244 million to be drawn in November 2020. The debt drawn bears a fixed interest rate of 3.5% and matures in 2029.
On December 23, 2019, Brookfield Renewable completed a $150 million revolving credit facility associated with the United States business. The credit facility matures in June 2023 and bears interest at the applicable base rate plus an applicable margin, which is currently 1.2% as at December 31, 2019.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities	Non-cash
			Acquisition	Transfer to Held for sale	Other(1)	December 31
2019
Corporate borrowings	$2,328	(314)	—	—	86	$2,100
Non-recourse borrowings	$8,390	339	319	(196)	52	$8,904
2018
Corporate borrowings	$2,552	(88)	—	—	(136)	$2,328
Non-recourse borrowings	$9,214	(178)	90	(360)	(376)	$8,390

(1)	Includes foreign exchange and amortization of unamortized premium and financing fees.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2019	2018
Participating non-controlling interests – in operating subsidiaries	$8,742	$8,129
General partnership interest in a holding subsidiary held by Brookfield	68	66
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,315	3,252
Preferred equity	597	568
	$12,722	$12,015
On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as Brookfield Renewable's initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of the 2018 annual consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity. Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2016	$963	$1,654	$1,085	$—	$—	$127	$1,675	$14	$71	$5,589
Net income (loss)	(29)	(13)	33	—	—	12	47	—	3	53
OCI	(76)	269	111	—	—	2	78	(1)	—	383
Capital contributions	—	89	186	—	—	—	19	—	—	294
Acquisition	—	—	525	—	—	—	—	—	—	525
Distributions	(8)	(317)	(88)	—	—	(7)	(115)	—	(4)	(539)
Purchase of Isagen shares	—	—	(1)	—	—	—	(5)	5	—	(1)
Other	—	—	1	—	—	—	2	(9)	—	(6)
As at December 31, 2017	850	1,682	1,852	—	—	134	1,701	9	70	6,298
Net income	1	9	86	—	4	14	174	1	8	297
OCI	66	298	805	—	(11)	(18)	504	5	58	1,707
Capital contributions	—	9	5	—	293	—	—	—	—	307
Acquisition	—	—	—	—	—	—	—	—	21	21
Distributions	(17)	(81)	(276)	—	—	(6)	(167)	—	(6)	(553)
Other	—	12	(3)	—	(10)	—	—	—	53	52
As at December 31, 2018	900	1,929	2,469	—	276	124	2,212	15	204	8,129
Net income (loss)	—	(13)	73	6	19	17	154	1	5	262
OCI	46	134	330	(3)	61	(41)	266	2	—	795
Capital contributions	—	—	2	159	268	—	—	(2)	3	430
Disposals	—	(87)	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(274)	—	(1)	(11)	(259)	(1)	(16)	(706)
Other	—	8	(3)	1	(5)	—	2	(2)	3	4
As at December 31, 2019	$922	$1,851	$2,597	$163	$618	$89	$2,375	$13	$114	$8,742
Interests held by third parties	75%-80%	43%-60%	23%-71%	72%-73%	50%	25%	53%	0.4%	20%-50%

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	Other	Total
Interests held by third parties	75%-80%	43%-60%	69%-71%	72%-73%	50%	25%	76%	20%-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, India, China	India, China	Canada	United States	Colombia	United States, Brazil, Canada, Colombia
Year ended December 31, 2017:
Revenue	$123	$430	$53	$—	$—	$135	$797	$32	$1,570
Net income (loss)	(34)	(20)	18	—	—	47	89	7	107
Total comprehensive income (loss)	(133)	529	126	—	—	57	236	—	815
Net income (loss) allocated to non-controlling interests	(29)	(13)	13	—	—	12	67	3	53
Year ended December 31, 2018:
Revenue	$157	$447	$311	$—	$38	$142	$896	$21	$2,012
Net income	2	17	19	—	15	56	331	2	442
Total comprehensive income (loss)	95	544	898	—	25	(16)	1,290	16	2,852
Net income allocated to non-controlling interests	1	9	15	—	6	14	251	1	297
As at December 31, 2018:
Property, plant and equipment, at fair value	$1,687	$5,553	$2,322	$—	$1,679	$875	$6,665	$253	$19,034
Total assets	1,737	5,831	3,725	—	1,975	982	7,717	293	22,260
Total borrowings	536	1,979	838	—	924	369	1,744	70	6,460
Total liabilities	582	2,395	1,441	—	1,933	387	3,548	88	10,374
Carrying value of non-controlling interests	900	1,929	1,641	—	314	124	3,169	52	8,129
Year ended December 31, 2019:
Revenue	$155	$451	$255	$39	$96	$145	$971	$29	$2,141
Net income (loss)	2	(20)	10	9	42	67	293	6	409
Total comprehensive income (loss)	61	294	359	4	138	(99)	1,007	17	1,781
Net income allocated to non-controlling interests	—	(13)	8	6	19	17	220	5	262
As at December 31, 2019:
Property, plant and equipment, at fair value	$1,713	$5,240	$2,508	$538	$1,849	$696	$7,352	$261	$20,157
Total assets	1,754	5,455	3,371	662	3,486	794	8,403	268	24,193
Total borrowings	509	1,756	850	331	1,651	325	1,865	93	7,380
Total liabilities	569	2,116	1,089	439	2,045	342	3,928	114	10,642
Carrying value of non-controlling interests	922	1,852	1,622	162	651	88	3,395	50	8,742

(1)	Excludes information relating to Isagen which is presented separately.

(2)
The total third parties ownership interest in Isagen as of December 31, 2019 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.4%.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.
Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.
As at December 31, 2019, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 units (December 31, 2018: 2,651,506 units) and 129,658,623 units (December 31, 2018: 129,658,623 units), respectively.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018
General partnership interest in a holding subsidiary held by Brookfield	$5	$5
Incentive distribution	50	40
	$55	$45
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	$268	$255
	$323	$300

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2019	2018	2017
For the year ended December 31:
Revenue	$2,980	$2,982	$2,625
Net income	273	403	51
Comprehensive income	1,998	3,667	1,401
Net income allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	—	1	(1)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(25)	17	(23)
As at December 31:
Property, plant and equipment, at fair value	$30,714	$29,025
Total assets	35,691	34,103
Total borrowings	11,004	10,718
Total liabilities	17,560	16,897
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	68	66
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,315	3,252

(1)
Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 178.9 million, respectively (2018: 2.7 million, 129.7 million, and 180.2 million, respectively and 2017: 2.7 million, 129.7 million, and 173.5 million, respectively).

(2)
Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 179.0 million, respectively (2018: 2.7 million, 129.7 million and 178.8 million, respectively).

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2019	2018	December 31, 2019	December 31, 2018
Series 1 (C$136)	5.45	3.36	April 2020	$3	$4	$105	$100
Series 2 (C$113)(1)	4.51	4.26	April 2020	4	3	86	83
Series 3 (C$249)	9.96	4.40	July 2019	8	8	192	182
Series 5 (C$103)	4.11	5.00	April 2018	4	4	79	75
Series 6 (C$175)	7.00	5.00	July 2018	7	7	135	128
	31.03			$26	$26	$597	$568

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no repurchases of Class A Preferred Limited Partnership units during 2019 in connection with the normal course issuer bid.
16. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred Units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2019	2018	December 31, 2019	Carrying value as at	December 31, 2018
Series 5 (C$72)	2.89	5.59	April 2018	$3	$4	$49		$49
Series 7 (C$175)	7.00	5.50	January 2021	7	7	128		128
Series 9 (C$200)	8.00	5.75	July 2021	9	9	147		147
Series 11 (C$250)	10.00	5.00	April 2022	9	9	187		187
Series 13 (C$250)	10.00	5.00	April 2023	10	9	196		196
Series 15 (C$175)	7.00	5.75	April 2024	6	—	126		—
	44.89			$44	$38	$833		$707
On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.
As at December 31, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the Notice of Intention for the normal course issuer bid, free of charge, by contacting Brookfield Renewable.
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
17. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at December 31, 2019, 178,977,800 LP Units were outstanding (December 31, 2018: 178,821,204 LP Units) including 56,068,944 LP Units (December 31, 2018: 56,068,944 LP Units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the year ended December 31, 2019, 176,596 LP Units (2018: 289,641 LP Units) were issued under the distribution reinvestment plan at a total cost of $6 million (2018: $8 million).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

As at December 31, 2019, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.
On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2019.
In December 2019, Brookfield Renewable terminated its existing normal course issuer bid, which was set to expire on December 30, 2019, and entered into a new normal course issuer bid in connection with its LP Units. Under the new normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the Notice of Intention for the normal course issuer bid, free of charge, by contacting Brookfield Renewable. Brookfield Renewable repurchased 20,000 LP Units (2018: 1,856,798 LP Units) on December 28, 2018 on the Toronto Stock Exchange and New York Stock Exchange at a total cost of less than $1 million (2018: $51 million) that were canceled on January 31, 2019.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018
Brookfield	$116	$110
External LP Unitholders	254	245
	$370	$355
In February 2020, distributions to unitholders were increased to $2.17 per LP Unit on an annualized basis, an increase of $0.11 per LP Unit, which will take effect on the distribution payable in March 2020.
18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2017		$901
Acquired through acquisition	3	27
Transfer to Assets held for sale	5	(22)
Foreign exchange		(78)
Balance, as at December 31, 2018		828
Foreign exchange		(7)
Balance, as at December 31, 2019		$821
19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through the debt to total capitalization ratio on a corporate and consolidated basis. As at December 31, 2019 these ratios were 16% and 32%, respectively (2018: 15% and 32%, respectively).
Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.
Brookfield Renewable’s strategy during 2019, which was unchanged from 2018, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2019	2018	2019	2018
Corporate credit facility(1)	$299	$721	$299	$721
Debt
Medium term notes(2)	$1,808	$1,613	$1,808	$1,613
Non-recourse borrowings(3)	—	—	8,964	8,465
	1,808	1,613	10,772	10,078
Deferred income tax liabilities, net(4)	—	—	4,421	4,049
Equity
Participating non-controlling interest - in operating subsidiaries	—	—	8,742	8,129
Preferred equity	597	568	597	568
Preferred limited partners' equity	833	707	833	707
Unitholders' equity(5)	7,959	7,802	7,959	7,802
Total capitalization	$11,197	$10,690	$33,324	$31,333
Debt to total capitalization	16%	15%	32%	32%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.

(3)
Consolidated non-recourse borrowings includes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $60 million (2018: $75 million) of deferred financing fees, net of unamortized premiums.

(4)	Deferred income tax liabilities less deferred income tax assets.

(5)	Unitholders' equity includes equity attributable to Limited partners' equity, Redeemable/Exchangeable partnership units, and GP interest.
20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2019	2018	2017
Balance, beginning of year	$1,569	$721	$206
Investment	194	420	469
Share of net income	11	68	2
Share of other comprehensive income	174	426	56
Dividends received	(64)	(42)	(31)
Foreign exchange translation and other	5	(24)	19
Balance, end of year	$1,889	$1,569	$721
The following tables summarize gross revenues, net income, assets and liabilities of equity-accounted investments in aggregate:

(MILLIONS)	2019	2018	2017
Revenue	$1,443	1,305	$310
Net income (loss)	29	223	(24)
Share of net income(1)	11	68	2

(1)	Brookfield Renewable's ownership interest in these entities ranges from 13-50%.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

(MILLIONS)	2019	2018
Current assets	$1,102	$682
Property, plant and equipment, at fair value	16,256	11,999
Other assets	571	608
Current liabilities	1,279	1,080
Non-recourse borrowings	7,365	6,078
Other liabilities	2,580	1,197
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2019	2018
Cash	$103	$127
Short-term deposits	12	46
	$115	$173
22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2019	2018
Operations		$87	$119
Credit obligations		69	60
Capital expenditures and development projects		17	2
Total		173	181
Less: non-current	24	(19)	(45)
Current		$154	$136
23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2019	2018
Trade receivables	$406	$339
Prepaids and others	119	114
Other short-term receivables	142	109
Current portion of contract asset	51	45
	$718	$607
As at December 31, 2019, 66% (2018: 74%) of trade receivables were current. The decrease in current receivables is due to timing of settlement. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2019 and 2018 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

24. OTHER LONG-TERM ASSETS
The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

(MILLIONS)	Note	2019	2018
Contract asset		$422	$402
Restricted cash	22	19	45
Other		71	58
		$512	$505
At December 31, 2019 and 2018, restricted cash was held primarily to satisfy lease payments and credit agreements.
Contract assets are the result of contract amendments made during the year to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 28 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2019	2018
Operating accrued liabilities	$237	$263
Accounts payable	111	76
Interest payable on borrowings	73	76
Deferred consideration	60	30
LP Unitholders’ distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	33	30
Current portion of lease liabilities	15	—
Other	61	58
	$590	$533

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

26. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2019	2018
Contract liabilities		$562	$479
Lease liabilities		118	—
Pension obligations	30	99	80
Acquisition related provisions		68	78
Decommissioning retirement obligations		78	67
Concession payment liability		6	7
Other		56	23
		$987	$734
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2027 to 2137. The estimated cost of decommissioning activities is based on a third-party assessment.
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 24 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 28 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
Lease liabilities are the result of implementing IFRS 16 on January 1, 2019.
27. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. Brookfield Renewable also agreed, subject to certain terms and conditions, to increase its ownership of TransAlta common shares to 9% up to a price ceiling.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2019, Brookfield Renewable had $36 million (2018: $71 million) of capital expenditure commitments outstanding, of which $32 million is payable in less than one year, and $4 million in two years.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $121 million to acquire a 428 MW solar development portfolio in Brazil. The transaction is expected to close in the first quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Borrowings.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2019	2018
Brookfield Renewable along with institutional investors	$50	$51
Brookfield Renewable's subsidiaries	286	338
	$336	$389
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

28. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.
Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:
Principal Agreements
Limited Partnership Agreements
Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2019 is $18 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $22 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2019 of $108 million (2018: $80 million and 2017: $82 million).

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BRELP Voting Agreement
In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.
Power Services Agreements
Energy Marketing Internalization
In 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization also included the transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.
The Energy Marketing Internalization was completed during the third quarter of 2019. The Power Agency Agreements, Energy Marketing Agreement and certain revenue agreements discussed below were transferred by Brookfield to Brookfield Renewable in connection to the Energy Marketing Internalization.
Power Agency Agreements
Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sales of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable paid an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 9 - Direct operating costs.
On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.
Revenue Agreements
Contract Amendments
In 2018, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.
The amended GLPL power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by GLPL at an average price of C$100 per MWh subject to an annual adjustment equal to a 3% fixed rate. The GLPL agreement has an initial term to 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield Asset Management through 2044 at a price of C$60 per MWh.
The amended MPT power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by MPT at an average price of C$127 per MWh subject to an annual adjustment equal to a 3% fixed rate. The MPT contract terminates on December 1, 2029.
Energy Revenue Agreement
In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046.
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to Brookfield Renewable.
Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates were subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. On closing of the Energy Marketing Internalization, the power purchase agreement with Lievre Power was transferred to Brookfield Renewable.
Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.
Pursuant to a 10-year Wind Levelization agreement that expired in February 2019, Brookfield mitigated any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation resulted in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.
Voting Agreements
Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.
Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into a voting agreement with certain Brookfield subsidiaries that form part of Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.
The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”). Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities are expected to be 25%.
The following table reflects the related party agreements and transactions in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$558	$535	$601
Wind levelization agreement	1	7	6
	$559	$542	$607
Direct operating costs
Energy purchases	$(22)	$(20)	$(13)
Energy marketing fee	(20)	(24)	(24)
Insurance services(1)	(23)	(25)	(19)
	$(65)	$(69)	$(56)
Interest (expense) income - borrowings	$(13)	$(8)	$—
Management service costs	$(108)	$(80)	$(82)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2019 were $1 million (2018: less than $1 million)

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2019	2018
Current assets
Contract asset	Brookfield	$51	$45
Due from related parties
Amounts due from	Brookfield	48	55
	Equity-accounted investments and other	12	10
		$111	$110
Non-current assets
Contract asset	Brookfield	$422	$402
Current liabilities
Due to related parties
Amount due to	Brookfield	$81	$54
	Equity-accounted investments and other	10	12
Accrued distributions payable on
LP Units and Redeemable/Exchangeable partnership units	Brookfield	36	35
		$127	$101
Non-current liabilities
Contract liability	Brookfield	$562	$479
Current assets
Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
29. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(41)	$(122)	$(40)
Accounts payable and accrued liabilities	8	32	32
Other assets and liabilities	(54)	22	(17)
	$(87)	$(68)	$(25)
30. PENSION AND EMPLOYEE FUTURE BENEFITS
Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy. The plans are funded by contributions from Brookfield Renewable and from plan members. Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.
The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans. Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For the United States registered plans, actuarial valuations are required annually. For the Canadian registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Canadian plans are on a triennial schedule. In the Colombian business, there are obligations for pension plans and other employee benefits. Actuarial valuations on these obligations are performed annually by qualified, independent actuaries.
The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from January 2016 to January 2018. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.
The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.
Actuarial assumptions as at December 31:

	2019		2018		2017
(%)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Discount rate	1.8% - 6.9%	3.2% - 7.2%	2.5% - 7.2%	3.9% - 7.4%	2.4% - 7.3%	3.7% - 7.1%
Rate of price inflation	1.5% - 3.5%	N/A	1.5% - 3.5%	N/A	1.5% - 3.5%	N/A
Rate of compensation increases	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%
Health care trend rate(1)	N/A	4.5% - 6.9%	N/A	5.3% - 6.9%	N/A	5.3% - 6.9%
(1) Assumed immediate trend rate at year-end.
Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.
The discount rate for benefit obligation purposes is determined, as far as possible, by reference to market yields on high quality corporate bonds. In Colombia, such market for bonds does not exist. Accordingly, the discount rate is determined by reference to yields on government bonds. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.
A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2019, would result in the following increase (decrease) of the benefit obligations:

(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans
Discount rate
50 basis point increase	$(12)	$(4)
50 basis point decrease	14	5
Rate of price inflation and inflation-linked assumptions
50 basis point increase	5	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	4
50 basis point decrease	N/A	(3)
The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

The pension expense recognized in the consolidated statements of income and consolidated statements of comprehensive income for the year ended December 31:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Current service costs	$3	$1	$3	$2	$3	$1
Past service costs (recovery)	—	—	—	—	(1)	—
Interest expense	2	3	2	3	2	3
Administrative expenses	1	—	1	—	1	—
Recognized in consolidated statement of income	6	4	6	5	5	4
Remeasurement of the net defined benefit liability:
Return on plan assets	(15)	—	5	—	(8)	—
Actuarial changes arising from changes in demographic assumptions	1	—	(1)	—	1	(2)
Actuarial changes arising from changes in financial assumptions	25	3	(9)	(4)	7	3
Experience adjustments	—	—	1	(1)	—	1
Recognized in consolidated statement of comprehensive income	11	3	(4)	(5)	—	2
Total	$17	$7	$2	$—	$5	$6
The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Present value of defined benefit obligation	$188	$58	$157	$53	$172	$57
Fair value of plan assets	(143)	(4)	(126)	(4)	(135)	(5)
Net liability	$45	$54	$31	$49	$37	$52
Defined benefit obligations
The movement of the defined benefit obligation for the year ended December 31 is as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Balance, beginning of year	$157	$53	$172	$57	$158	$53
Current service cost	3	1	3	2	3	1
Past service (recovery) cost	—	—	—	—	(1)	—
Interest expense	7	3	7	3	7	3
Remeasurement losses (gains)
Actuarial changes arising from changes in demographic assumptions	1	—	(1)	—	1	(2)
Actuarial changes arising from changes in financial assumptions	25	3	(9)	(4)	7	3
Experience adjustments	—	—	1	(1)	—	1
Benefits paid	(8)	(2)	(9)	(2)	(7)	(2)
Exchange differences	3	—	(7)	(2)	4	—
Balance, end of year	$188	$58	$157	$53	$172	$57

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2020 are $12 million.
Fair value of plan assets
The movement in the fair value of plan assets for the year ended December 31 is as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Balance, beginning of year	$126	$4	$135	$5	$119	$5
Interest income	5	—	5	—	5	—
Return on plan assets	15	—	(5)	(1)	8	—
Employer contributions	2	2	5	2	5	2
Business combination	—	—	—	—	—	—
Benefits paid	(8)	(2)	(9)	(2)	(7)	(2)
Exchange differences	3	—	(5)	—	5	—
Balance, end of year	$143	$4	$126	$4	$135	$5
The composition of plan assets as at December 31 are as follows:

(%)	2019	2018
Asset category:
Cash and cash equivalents	2	2
Equity securities	52	47
Debt securities	46	51
	100	100

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Holding Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2019:
Current assets	$32	$408	$1,832	$133	$3,230	$(4,161)	$1,474
Long-term assets	5,428	251	2	25,068	34,500	(31,032)	34,217
Current liabilities	40	7	24	3,918	1,852	(4,163)	1,678
Long-term liabilities	—	—	1,801	300	14,440	(659)	15,882
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,742	—	8,742
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,315	—	—	3,315
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners' equity	833	—	—	844	—	(844)	833
As at December 31, 2018:
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	—	—	1,607	798	13,445	(642)	15,208
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,129	—	8,129
Participating non-controlling interests -in a holding subsidiary - Redeemable\Exchangeable units held by Brookfield	—	—	—	3,252	—	—	3,252
Preferred equity	—	568	—	—	—	—	568
Preferred limited partners' equity	707	—	—	718	—	(718)	707

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Holding Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
For the year ended December 31, 2019
Revenues	$—	$—	$—	$2	$2,979	$(1)	$2,980
Net income (loss)	10	—	(4)	(156)	2,190	(1,767)	273
For the year ended December 31, 2018
Revenues	$—	$—	$—	$—	$2,983	$(1)	$2,982
Net income (loss)	62	7	(1)	(25)	1,305	(945)	403
For the year ended December 31, 2017
Revenues	$—	$—	$—	$—	$2,625	$—	$2,625
Net income (loss)	(4)	10	(1)	(435)	631	(150)	51

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 14 – Borrowings for additional details regarding the medium term corporate notes issued by Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable announced a non-binding proposal to acquire all of the outstanding Class A common stock of TerraForm Power, Inc. ("TerraForm Power") not currently held by Brookfield Renewable and its affiliates (the "Proposed Transaction"). Brookfield Renewable and its affiliates currently own an approximate 62% interest in TerraForm Power. Pursuant to the Proposed Transaction, each share of Class A common stock of TerraForm Power would be acquired for Class A shares of Brookfield Renewable Corporation ("BEPC") equivalent to 0.36 of an LP Unit (subject to adjustment on a proportionate basis to reflect the Special Distribution), and the acquisition would close concurrently with the Special Distribution. A transaction can only proceed upon approval by the special committee of TerraForm Power, a majority of TerraForm Power's stockholders not affiliated with Brookfield Renewable and other customary approvals.

Brookfield Renewable Partner L.P.	Annual Report	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.

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